2024

ANNUAL REPORT

ESCALADE® INC.





A message to the dealer.
For more than 50 years Harvard has been serving sporting goods dealers and has built an outstanding reputation for product quality, value, and service.
The selected products illustrated in this catalog are designed and packaged specifically for the sporting goods dealer, and each carries with it our longstanding reputation for value, unexcelled quality, and unrivaled performance. All have been designed and developed to meet the specific needs of your customers. From beginner to expert. From those who are price conscious to those who demand the very best money can buy.
You can count on Harvard to continue meeting the needs of the sporting goods dealer with innovative products, programs and packaging. And your customers can continue to expect Harvard products to offer top value, performance and design. That's the way Harvard's reputation was built.
You can help Harvard continue to serve you and your customers effectively. Let us hear your ideas, suggestions or criticisms about Harvard products or service. When something isn't right, let us know. If we're not meeting your needs, let us know. We need your input to improve Harvard products and we welcome your comments.
Robert E. Griffin
President
H. M. BRADING, PRES., TREAS.
H. M. BRADING, JR., V. PRES.
E. CALHOUN, SECY.
INDIAN ARCHERY & TOY CORPORATION
MANUFACTURERS OF
PROFESSIONAL ARCHERY TACKLE, ARCHERY SETS, DART GAMES AND OTHER AERIAL ITEMS
CABLE ADDRESS
BENOLINGCO
PHONES
HARRISON 5-3179
HARRISON 5-3170
16 to 24 CLARK STREET
EVANSVILLE, IND.
24 Dec 62
The Evansville Press
Friday, May 19, 1995 19
METRO
In this section
20 Lifestyles
24 Films
25 Money
Healthy work force encouraged
By Polly Bigham
Staff reporter
If all employers here would offer health benefits where workers with healthy habits paid smaller premiums, then Evansville business might ultimately lower health costs, add new jobs and pay higher wages.
And its local workforce would become "happier, healthier and have more money in its pocket," says Evansville manufacturer Robert E. Griffin.
Griffin is president of the Escalade, the parent company of Indian Industries, a local sporting goods plant. He painted this rosy picture at a University of Southern Indiana community health forum yesterday.
"It is a beginning point for our community to make some significant changes that will benefit all of us and our children . . . and our grandchildren."
Robert E. Griffin
president, Escalade
on four modifiable behavioral health-risk factors. These are tobacco use, high blood pressure, high cholesterol levels and obesity. A single worker with none of these risk factors pays $1,500 less on annual health premiums than the worker with all
"It is the bedrock of our program," said Griffin, who added that new attitude contrasts sharply with the workers' old mindset. Before the program, if workers had been asked about who was responsible for their health, they would have claimed that it was the responsibility of the doctor, the hospital and the drug company, he said.
Gib Riffle, a health consultant who provides workers' assessments there, said high blood pressure has nearly been wiped out and cholesterol levels also dropped greatly among the workforce. But he said quitting tobacco use and losing excess weight have proven harder behaviors for workers to change. For instance, before the program, 66 percent used tobacco. Now it's down to below 40 percent but that's still high by national measures.
Griffin urges the conference participants to apply what a three-hospital "Community Health Audit" shows about the high cost of unhealthy habits.
October 24, 2023
YOUTH FIRST
Breakfast of Champions
Honoring
Bob & Judy Griffin
2023 Champions of Youth First
$9,418.75
On August 15, 1964, We
HARRY M. BRADING, SR.
Nine Thousand Four Hundred Eighteen and
PAID
THE LAMASCO BANK
On August 15, 1964
$4,331.25
On August 15, 1964, We
LORETTA R. BRADING
Four Thousand Three Hundred Thirty-one and
PAID
THE LAMASCO BANK
EVANSVILLE, INDIANA

















Honoring the Legacy of

ROBERT EMMETT GRIFFIN

1935 – 2024

Bob Griffin was a humble, generous, and faithful leader whose vision transformed Escalade into the highly respected company it is today. Over the course of fifty-three years, he played a pivotal role in expanding the company from its roots in archery into a multi-category industry leader. Bob understood the challenges of the sporting goods industry, recognizing that demand was often seasonal, and trends were cyclical. Reflecting on Escalade's success, he once said, "We learned early on that the demand for sporting goods is very seasonal, and the popularity of certain items runs in cycles. There are ups and downs you can't control, so we began broadening our product base to make sure that all of our eggs were not in one basket." His strategic foresight ensured Escalade's long-term stability and growth.

Bob's business journey began with a bold move—he placed a small advertisement in *The Wall Street Journal* seeking an opportunity and stating, "Equity ownership is more important than salary." This statement caught the attention of Robert Orr, a future Indiana Governor and early venture capitalist, who shared Bob's entrepreneurial spirit. The two quickly formed a strong partnership, leading a group of investors, including Griffin and Orr, to purchase the Indian Archery and Toy Company in 1962. This marked the beginning of an extraordinary leadership journey.

Under Bob's steady and strategic leadership, the sporting goods business grew from $800,000 in sales in 1962 to $155 million in 2015. Escalade, Inc. was formed in 1973 with the merger of Williams Manufacturing and Indian Archery. Bob later spearheaded Escalade's successful investment in the renowned Swedish table tennis company, STIGA Sports, and developed a long-standing relationship with the Bandstigen family. Among his proudest achievements was introducing the first health risk-based insurance incentive program in the United States at Escalade, a forward-thinking initiative that reflected his commitment to both innovation and employee well-being.

Bob retired as Chairman of the Board in 2015, but his presence remained a cornerstone of the company. Even after stepping down, he kept his little changed office overlooking Maxwell Avenue and continued to greet everyone by name each morning with a warm and hospitable "Good Morning." Escalade's reputation for quality, integrity, and innovation is a direct reflection of Bob's ethics, vision, and leadership. His influence remains woven into the company's DNA, inspiring future generations to uphold the same principles of dedication, perseverance, and forward thinking.

Bob Griffin will be deeply missed but never forgotten. His unwavering commitment and certitude, strategic foresight, and genuine kindness continue to guide Escalade. We honor his memory by carrying forward the values he instilled and building upon the strong foundation he left behind. His legacy lives on in the success of Escalade and the people he inspired, and we strive every day to make him proud.

Fellow Escalade Shareholders-

Our company earned $.93 per share in 2024, up from $.71 in 2023. While the 2024 earnings included a one-time gain on sale, we also absorbed a commensurate amount of one-time costs incurred to complete various right-sizing initiatives which set us up for the future. Core earnings, excluding both the one-time gain and non-recurring costs, were up by nearly a third from the prior year. Perhaps the most important result of the initiatives I will outline below was the reduction of our bank debt from $50.9 million to $25.6 million. Furthermore, we finished the year with $0 drawn on our credit line, leaving us with the low-cost term loan we negotiated a few years ago at a 2.97% interest rate. We are in no rush to pay this off.

2024 was a year of focus on the fundamentals and the future. As the post-pandemic 'return to normal' continued, our talented, driven teams worked on the basics that form the foundation for our growth and profitability in the years ahead. During the year we made substantial progress on our goals of increased asset efficiency, continued cost control, accelerated innovation, and further talent development.

Let's take these one at a time.

In last year's letter, I pointed out the tremendous effort and resulting success in reducing inventories during 2023. While the right inventory is a positive asset and necessary to support our customers, too much inventory is a drag on performance: consuming capital, taking up expensive space, requiring time and effort to handle and stage, and ultimately becoming obsolete as we continually introduce new and improved products. I am pleased to report that we built upon the achievements of 2023 and reduced our inventories by an additional $16 million during 2024. This effort is continuing in 2025.

I also wrote last year that we would broaden our balance sheet focus to analyze all of our assets and evaluate the ability of each to increase our Return on Assets (ROA). During 2024 we sold our facility in Mexico for $6.6 million

which resulted in a gain of $3.9 million. Our Mexico operation was a productive asset in the past, but changing consumer preferences, production costs, and economics led us to conclude that we could better utilize those assets elsewhere. We consolidated the Mexico operations into our domestic facilities in Olney, Illinois and Evansville, Indiana along with partner factories in Asia.

In addition to the Mexico sale, we reorganized our Victory Tailgate business which allowed us to terminate our long-term lease in Orlando, Florida. In doing so, we will save over $1 million annually for the next eight years. Victory Tailgate will be a smaller, but more profitable business going forward.

We also moved our Cue & Case billiard accessories business from Evansville to Bristol, Wisconsin and consolidated it with our Brunswick and American Heritage billiard table and game table businesses. This move gives us a competitive advantage in being able to ship the finest tables along with a broad range of high-quality accessories on the same trucks to the leading billiard dealers in North America or on the same containers to our growing international dealer base.

These projects, all designed to ensure that we are allocating our assets to maximize efficiency and ROA, generated both the one-time gain and significant one-time expenses. As a shareholder, you can consider these a wash in 2024, but with substantial benefits in 2025 and beyond.

I often tell our teams that we want to be diligent about cost control so we don't have to resort to cost cutting. Cost control involves both reducing waste and spending where the return on investment is high. Our employees did an excellent job in 2024 finding savings and eliminating waste while not shortchanging our future. Six of the companies in our peer group lost money over the past four quarters. Only Escalade and two peers earned a profit. Our ability to remain solidly profitable throughout the post-pandemic downturn for discretionary recreational products is largely due to our discipline and efficiency. We are well positioned for the next up cycle for our categories. In this annual report we showcase Escalade's overall corporate strategy: Innovate, Operate, Generate, and Allocate. While each of our leaders is given the flexibility to address their unique competitive environment and opportunities to best serve their consumers and retail partners, these corporate principles guide our overall strategies and tactics.

In past annual reports we have talked extensively about our decentralized structure (Operate), about Escalade's long-term superior Total Shareholder Return (Generate), and about our philosophy and execution of capital allocation (Allocate). Now that we have cleaned up most of the excess inventory that carried over from the pandemic era, we are free to accelerate our new product development (Innovate) to drive Escalade's future growth.

Consumer demand is currently soft across many of our categories, but we know that our economy moves in cycles. The winners in the years ahead will be the companies that offer innovative, exciting products that motivate consumers to buy. We are continuing to increase our investments in new product development and innovation for the next generation of recreational items that bring families and friends together while engaging in a healthy active lifestyle. That is our mission. Led by consumer insights, we design and test new items, build communities of passionate enthusiasts, partner with our broad retail network, and provide best in class customer service.

Among the many new products launched in 2024 and planned for 2025 are a broad refresh and update of several of our compound bows for Bear Archery, a complete product line update of our Onix pickleball paddles focused on both performance and style, expanded recreational and tournament cornhole products in partnership with the American Cornhole League, and the seventh generation of the iconic Brunswick Gold Crown billiard table. The re-engineered and state-of-the-art Gold Crown VII is being launched with versions for professional tournaments and for the home, as well as a seven-foot coin op model for local league play.

Today, Escalade has the strongest brands in our 102-year history. We also have the most talented team. Professional development has been a priority over the past four years and the benefits will pay dividends for years to come. We have a great mix of experienced professionals and passionate young people eager to make their mark.

When necessary, we look outside to bring in fresh perspectives and new skills. In that vein, we are very happy to welcome our next CEO, Armin Boehm, who joins us from the Gibson guitar company with prior roles at Amer Sports, adidas, Puma, and Levi Strauss. Armin has lived and worked in Europe, Asia, and for the past 12 years in the United States. He brings substantial experience around brand building, consumer engagement, and designing go-to-market strategies for multi-brand businesses like Escalade. With all the work that has been done to strengthen and solidify Escalade's foundation, we are poised to grow under Armin's leadership.

In closing, we pay tribute to Bob Griffin who had a vision over 60 years ago and built the tiny Indian Archery and Toy company into what has become Escalade today. He inspired, challenged, and led by example. We have missed him since his passing in March 2024, but his spirit lives on in the organization he created, the values he held dear, and the many lives he touched.

Sincerely,

Walt

Walt Glazer
Chairman, Chief Executive Officer, and President
Escalade, Inc.

2024 Financial **Highlights**

$251.5 MILLION
IN TOTAL REVENUE

24.7%
GROSS PROFIT
MARGIN

$13 MILLION **NET INCOME**

7.8% RETURN ON EQUITY

5.4% RETURN ON ASSETS

2023
$50,896

2024
$25,595

TOTAL DEBT



2020	2021	2022	2023	2024
$1.82 EPS*	$1.76 EPS*	$1.31 EPS*	$0.71 EPS*	$0.93 EPS*

Diluted earnings per share

ESCA **$14.28** **CLOSING PRICE**
12.31.2024

ESCALADE, INC.

FIVE YEAR HISTORICAL SUMMARY *(Company Data $ in thousands)*

	2024	2023	2022	2021	2020
COMPANY DATA					
NET SALES	251,510	263,566	313,757	313,612	273,649
OPERATING INCOME	20,004	17,811	26,315	31,896	33,032
NET INCOME	12,986	9,829	17,989	24,405	25,934
INTEREST EXPENSE	2,302	5,349	3,780	1,510	250
DEPRECIATION AND AMORTIZATION	6,041	5,671	6,063	4,835	4,016
EBITDA*	26,119	23,513	32,457	36,894	37,188
CAPITAL EXPENDITURES	2,038	2,085	2,111	9,696	5,455
DIVIDENDS	8,306	6,180	8,154	7,693	7,466
ACQUISITIONS	–	–	35,757	–	15,581
SHARE REPURCHASES	2,194	–	–	10,434	6,739
SHAREHOLDERS' EQUITY	168,997	164,579	158,475	146,615	139,156
TOTAL DEBT	25,595	50,896	94,881	57,539	30,073
WORKING CAPITAL	99,329	113,567	149,257	122,862	99,326
SHARES OUTSTANDING (DILUTED)	14,041	13,904	13,689	13,866	14,225

PER SHARE DATA *(DILUTED)*

	2024	2023	2022	2021	2020
NET INCOME	$0.93	$0.71	$1.31	$1.76	$1.82
BOOK VALUE	$12.04	$11.84	$11.58	$10.57	$9.78
NASDAQ LAST PRICE *(CALENDAR YEAR)*	$14.28	$20.09	$10.18	$15.79	$21.17
DIVIDEND	$0.60	$0.45	$0.60	$0.56	$0.53

FINANCIAL & ANALYTICAL DATA

	2024	2023	2022	2021	2020
NET PROFIT MARGIN	5.2%	3.7%	5.7%	7.8%	9.5%
RETURN ON ASSETS *(AVG)*	5.4%	3.6%	6.5%	10.3%	14.0%
RETURN ON EQUITY *(AVG)*	7.8%	6.1%	11.8%	17.1%	19.5%
CURRENT RATIO	3.9	4.4	4.8	3.5	3.2
WORKING CAPITAL / NET SALES	39.5%	43.1%	47.6%	39.2%	36.3%
DEBT / EQUITY	15.1%	30.9%	59.9%	39.2%	21.6%

*Earnings before interest, tax, depreciation & amortization.



INNOVATE

INNOVATE and build niche businesses with sustainable competitive advantages that support healthy, active lifestyles



OPERATE

OPERATE with a decentralized organization structure where decisions affecting the customer and the product are led by, and made close to, the consumer



GENERATE

GENERATE superior long-term performance through profitable revenue growth, lean cost structure, financial discipline, and a strong balance sheet

ALLOCATE

ALLOCATE our assets and excess cash flow to the highest risk-adjusted return alternatives to support the goal of maximizing total shareholder return

Introducing Our Corporate Strategy:



As we reflect on the past year and look ahead to the future, we are pleased to present our corporate strategy—an essential game plan designed to lead our company towards sustained growth and long-term shareholder value. Our strategic playbook is based on four fundamental pillars: Innovate, Operate, Generate, and Allocate.

These four pillars collectively form the foundation of our corporate strategy and provide a framework for our decision-making processes. As we implement our game plan, we remain committed to delivering excellence in all our actions: fostering Innovation, optimizing Operations, Generating performance, and Allocating resources judiciously.

With a clear strategy, a culture of innovation, and steadfast dedication, we are confident in our team's ability to beat the competition and deliver superior returns for our shareholders.

Just as a championship team meticulously crafts its playbook to outmaneuver opponents, our strategy is designed to keep us ahead of the curve. By leveraging our strengths and addressing challenges head-on, our approach ensures we are not just playing the game—we are setting the pace and aiming for victory!

Escalade, Incorporated Rings the Nasdaq Stock Market Closing Bell to Celebrate 51 Years as a Nasdaq Listed Company and Ranking in the Top 1% of Current Listed Companies for Longevity



Photography courtesy of Nasdaq, Inc.



We at Escalade were thrilled to mark a significant milestone by celebrating our 51st anniversary on the Nasdaq Stock Market. To commemorate this achievement, our President & CEO, Walter P. Glazer, Jr., accompanied by Escalade's board of directors, senior leadership team, business partners, and spouses, rang the Nasdaq MarketSite Closing Bell on August 23, 2024, in Times Square, New York.

Escalade continues our ascent that began over fifty years ago rooted in the spirit of innovation and perseverance that has defined our company since its inception. The definition of "Escalade" is to ascend and climb, which embodies our philosophy of relentless progression and offers a glimpse of our continued long-term trajectory. We are proud to rank in the Top 1% of Current Listed Companies for Longevity on the Nasdaq, a testament to our enduring success and resilience in the market. As Walt stated, "50 years on the Nasdaq is incredible, but we're not looking back, we are charging forward. Here's to the next 50 years." A statement that reflects our unwavering commitment to continued growth and success.

SHAPING THE FUTURE
How STIGA and Escalade are Revolutionizing Table Tennis with
CYBERSHAPE®



STIGA has been a leader in the world of table tennis for over 80 years, and its partnership with Escalade has been crucial to the brand's growth, particularly in the U.S. market. Through a long-term licensing, manufacturing, and distribution agreement, STIGA has leveraged Escalade's extensive market presence and resources. This collaboration has enabled STIGA to expand its reach and solidify its position in the rapidly growing U.S. table tennis scene. A prime example of this partnership's success is the introduction of the revolutionary Cybershape racket, which gained significant attention, particularly following its high-profile exposure during the 2024 Olympics.

The Cybershape racket, developed in collaboration with world champion Truls Möregårdh, marks a major leap in table tennis technology. After adopting the Cybershape in late 2021 with a world ranking of 80, Truls experienced a remarkable rise, reaching as high as #3 in the world—underscoring the transformative impact of this racket. Its unique "hex-shaped" design, offering a 5% larger size and an 11% increased hitting area, provides players with a distinct advantage, especially in executing short serves and returns. This innovative design has been widely embraced by players around the world, including in the U.S., where interest in the sport continues to grow. The introduction of the Cybershape has sparked renewed excitement in the table tennis community, further amplified by its adoption by top-ranked athletes.

The success of the Cybershape not only highlights its technological innovation but also reflects the shared vision between STIGA and Escalade to advance the sport. As table tennis continues to gain momentum in the U.S., the Cybershape has become a catalyst for change, with players at all levels eager to experience its cutting-edge design. Truls Möregårdh's silver medal at the 2024 Paris Olympics further fueled attention surrounding the racket, showcasing its potential to elevate athletes' performance and propel the sport into a new era. The growing buzz around the Cybershape underscores STIGA's commitment to innovation, and with Escalade's continued support, the future of table tennis in the U.S. has never looked brighter.

US WEIGHT Appointed as the Official U.S. Distributor of adidas Fitness Accessories

Escalade announced a new partnership for its US Weight business as the official U.S. distributor of adidas Fitness accessories. This exciting addition bolsters US Weight's growing portfolio of fitness brands, which already includes industry leaders Lifeline Fitness, US Weight, and The Step.

The strategic partnership with RFE International, the global licensee of adidas home fitness, training, yoga, recovery and strength accessory products, positions US Weight at the forefront of the fitness market, delivering adidas' cutting-edge fitness accessories to a wider audience in the U.S. market. The adidas Fitness range includes innovative gear designed for both professional athletes and fitness enthusiasts.

With a growing demand for premium fitness products, US Weight is committed to delivering innovative, reliable, and top-tier solutions to fitness enthusiasts nationwide. The addition of adidas Fitness also aligns with Escalade's mission to offer world-class products that inspire active and healthy lifestyles.





ROLLING with
BRUNSWICK:

A Custom Black Wolf Pro for Legendary Musician Chuck Leavell





Brunswick Billiards, part of the Escalade portfolio, has been at the heart of craftsmanship and innovation since 1845, and the latest project is no exception. Recently, Brunswick had the privilege of collaborating with legendary musician and Rolling Stones keyboardist Chuck Leavell to create a one-of-a-kind Black Wolf Pro pool table. This table embodies the spirit of rock 'n' roll with the timeless craftsmanship that Brunswick is known for.

The Black Wolf Pro is already a statement piece with its sleek lines and unmistakable design. For this table, an extra step was taken, incorporating the iconic Rolling Stones logo onto the table that stands out against the black backdrop and finished in red cloth to tie the design together.

The Black Wolf Pro is just one example of how Brunswick Billiards can transform a vision into reality. Explore the Black Wolf Pro and discover how Brunswick tables can become the centerpiece of your game room that reflects your style.

At Brunswick Billiards, it is not just about making pool tables - it is about crafting experiences that last a lifetime.



we are
ESCALADE














UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2024
Or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number 0-6966

ESCALADE, INCORPORATED
(Exact name of registrant as specified in its charter)

Indiana	13-2739290
(State of incorporation)	(I.R.S. EIN)
817 Maxwell Ave, Evansville, Indiana	47711
(Address of Principal Executive Office)	(Zip Code)

812-467-1358
(Registrant's Telephone Number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of Exchange on which registered
Common Stock, No Par Value	ESCA	The NASDAQ Stock Market LLC

Securities registered pursuant to section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [X]
Non-accelerated filer [ ]	Smaller reporting company [X]
	Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [X]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes [ ] No [X]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to 240.10D-1(b). Yes [ ] No [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12 b-2 of the Exchange Act). Yes [ ] No [X]

Aggregate market value of common stock held by nonaffiliates of the registrant as of June 30, 2024 based on the closing sale price as reported on the NASDAQ Global Market: $138,090,613.

The number of shares of Registrant's common stock (no par value) outstanding as of February 19, 2025: 13,671,940.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's Proxy Statement relating to its annual meeting of stockholders scheduled to be held on May 6, 2025 are incorporated by reference into Part III of this Report, which Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the Registrant's fiscal year covered by this Form 10-K.

ESCALADE, INCORPORATED AND SUBSIDIARIES

Table of Contents

ITEM 1—BUSINESS

General

Escalade, Incorporated (Escalade, the Company, we, us or our) operates in one business segment: Sporting Goods (Escalade Sports). Escalade and its predecessors have more than 95 years of manufacturing and selling experience in this industry.

Headquartered in Evansville, Indiana, Escalade Sports manufactures, imports, and distributes widely recognized sporting goods brands in basketball goals, archery, indoor and outdoor game recreation and fitness products through major sporting goods retailers, specialty dealers, key on-line retailers, direct-to-consumer e-commerce, traditional department stores and mass merchants. Escalade is a leader in table tennis tables, residential in-ground basketball goals and in archery bows. Some of the Company's most recognized brands, owned or distributed, include:

Product Category	Brand Names
Archery	Bear Archery®, Trophy Ridge®, Cajun Bowfishing®, Karnage®, SIK®, BearX™
Table Tennis	STIGA®, Ping-Pong®
Basketball Goals	Goalrilla™, Goalsetter®, Goaliath®, Silverback®, Hoopstar®
Pickleball	Onix®, DURA®
Play Systems	Woodplay®, Jack & June®
Fitness	The STEP®, Lifeline®, Kettleworx®, Natural Fitness®, PER4M®, USW®, adidas® Fitness
Safety	US WEIGHT®
Game Tables (Hockey and Soccer)	Triumph™, Atomic®, American Legend®, HJ Scott®, Air-Hockey®
Water Sports	RAVE ®
Billiard Tables and Accessories	American Heritage Billiards®, Brunswick Billiards®, Cue&Case®, Lucasi®, Mizerak®, PureX®, Rage®, Players®, Minnesota Fats®, Mosconi™
Darting	Unicorn®, Arachnid®, Accudart®, DMI®
Outdoor Games	Victory Tailgate®, Triumph™ , Zume Games®, ACL®

During 2024 and 2023, the Company had one customer that accounted for approximately 19% and 20%, respectively, of the Company's revenues. During 2024 and 2023 the Company had another customer which accounted for approximately 13% and 11%, respectively, of the Company's revenues.

As of December 31, 2024, the Company had approximately 25% of its total accounts receivable with one customer. As of December 31, 2023, the Company had approximately 29% of its total accounts receivable with one customer.

Escalade Sports currently manufactures in the USA and imports product from South America and Asia, where the Company utilizes a number of contract manufacturers.

Certain products produced by Escalade Sports are subject to regulation by the Consumer Product Safety Commission. The Company believes it is in material compliance with all applicable regulations.

Business Development

The Company is the successor to The Williams Manufacturing Company, founded in 1922, an Ohio-based manufacturer and retailer of women's and children's footwear, and to the Indian Archery and Toy Corp., founded in 1927, an Evansville, Indiana-based manufacturer of archery equipment, badminton sets, and darts. In the 1960's, Indian Archery entered the table tennis manufacturing business and changed its name to Indian Industries, Inc. Williams Manufacturing and Indian Industries operated independently of each other until a series of transactions in the early 1970's. In 1972, Williams Manufacturing acquired Martin-Yale Industries, Inc., an Illinois-based manufacturer of office and graphic arts products, and crafts and toys. In 1973, Williams Manufacturing acquired both Indian Industries and Harvard Table Tennis, Inc., a Massachusetts-based manufacturer of table tennis accessories. The resulting enterprise, renamed as Escalade, Incorporated, became a diversified manufacturer of sporting goods, recreational products, office products, graphic arts products, hobby and craft items, toys, and footwear.

In the following decades, Escalade continued to diversify its product lines through acquisitions and organic growth, including increasing its manufacturing capabilities for table tennis tables, pool tables, basketball backboards, goals, and poles, and related accessories. In order to focus on areas of potential growth, Escalade also has divested certain product lines and businesses over the years. Most notably, Escalade exited the footwear and toy businesses in the 1970's and ultimately completed its exit from the office products and graphic arts businesses in 2014. Such divestitures have resulted in Escalade now focusing 100% on its Sporting Goods business segment. Escalade's Sporting Goods segment competes in a variety of product categories including basketball goals, archery, billiards, indoor and outdoor games, recreational, fitness, and related products.

Core components of Escalade's business development and growth strategy have been, and continue to be, investing in product innovation, developing strong brand names, and making strategic acquisitions. Escalade's strategic acquisitions include, among others, its acquisitions of: the table tennis and pool table assets of the Ideal Toy Company in 1977 and of Harvard Sports, Inc. in 1980; the home exercise equipment business of Marcy Fitness Products, Inc. in 1989; the high quality basketball system assets of Zue Corporation, including the Goalrilla™ brand in 1999; the table tennis assets of Lifetime Products, Inc. in 2000; the darting assets of Accudart in 2001; the filled vinyl weight assets and manufacturing business of U.S. Weight, Inc. in 2001; the assets of North American Archery Group, including the Bear® Archery brand in 2003; the residential playground systems businesses of ChildLife, Inc. in 2005 and of Woodplay in 2006; and the archery assets of Carolina Archery Products in 2006, of Trophy Ridge, LLC in 2007, and of Cajun Archery in 2012. Escalade entered the pickleball product category through acquisitions of Pickleball Now and Onix Sports in 2014 and 2015, expanded its billiard accessory business with the acquisition of Cue&Case Sales, Inc. in 2014, and expanded its basketball distribution and domestic sourcing by acquiring Goalsetter Systems, Inc. in 2015. In 2016, Escalade acquired the assets of Triumph Sports USA, a leader in the indoor and outdoor games categories, in 2017 acquired the assets of Lifeline Fitness, Inc., a leader in the fitness industry, in 2018 acquired Victory Tailgate, a manufacturer of premium licensed and custom tailgating games, in 2020 acquired the billiard table, game room and recreational product lines of American Heritage Billiards, and in 2020 also acquired the assets of RAVE Sports, providing entry into the water recreational products category. In January 2022, Escalade acquired the assets of the Brunswick Billiards® business from Life Fitness, LLC, which complemented the Company's existing portfolio of billiards brands and other offerings in the Company's indoor recreation market.

For more information regarding Escalade's business development and strategies for growth, please see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview."

Marketing and Product Development

The Company makes a substantial investment in product development and brand marketing to differentiate its product line from its competition. We conduct market research and development efforts to design products which satisfy existing and emerging consumer needs. The Company markets directly to the consumer or end-user as well as through its retail partners in the form of advertising and other promotional allowances.

Competition

Escalade is subject to competition with various manufacturers in each product line. The Company is not aware of any other single company that is engaged in the same product lines as Escalade or that produces the same range of products as Escalade. Nonetheless, competition exists for many Escalade products. Some competitors are larger and have substantially greater resources than the Company. Escalade believes that its long-term success depends on its ability to strengthen its relationship with existing customers, attract new customers, to be a reliable source of products to timely supply customers with their needs, and to develop new products that satisfy the quality and price requirements of sporting goods customers.

Licenses, Trademarks and Brand Names

The Company owns several registered trademarks and brand names including but not limited to Goalrilla™, Goalsetter®, Bear Archery®, Brunswick Billiards®, Onix®, Ping-Pong®, The Step®, Lifeline® and Woodplay®. See "BUSINESS-General" for additional trademarks and brand names. The Company has an agreement and contract with STIGA Sports AB for the exclusive right and license to distribute and produce table tennis equipment under the brand name STIGA® for North America.

Backlog and Seasonality

Sales are based primarily on standard purchase orders and in most cases, orders are shipped within the same month received. Unshipped orders at the end of the fiscal year (backlog) were not material and therefore are not an indicator of future results. Due to diversity in product categories, revenues have not been seasonal and are not expected to be so in the future.

Employees

The number of employees at December 31, 2024 and December 31, 2023 were as follows:

	2024	2023
Sporting Goods		
USA	427	438
Mexico	-	10
Asia	30	31
Total	457	479

Of Escalade's 457 employees at December 31, 2024, 450 were full time employees and 7 were part time employees.

Sources of Supplies

Raw materials for Escalade's various product lines consist of, but are not limited to, wood, steel, aluminum, plastics, fiberglass and packaging materials. Escalade relies upon suppliers in various countries and upon various third party Asian manufacturers for many of its products. The Company believes these sources will continue to provide adequate supplies as needed and that all other materials needed for the Company's various operations are available in adequate quantities from a variety of domestic and foreign sources. From time to time, Escalade may experience disruptions in its supply chain due to circumstances beyond its control, such as the outbreak of the coronavirus or other public health crises and limited availability of shipping containers and other third party logistics backlog, which disruptions could adversely impact Escalade in the future. To alleviate these concerns, Escalade continues its efforts to develop other potential sources of products and raw materials. In recent years, Escalade has increased its sourcing of some products and raw materials from Brazil, Vietnam and Indonesia.

SEC Reports

The Company's Internet site (www.escaladeinc.com) makes available free of charge to all interested parties the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and all amendments to those reports, as well as all other reports and schedules filed electronically with the Securities and Exchange Commission (the Commission), as soon as reasonably practicable after such material is electronically filed with or furnished to the Commission. Interested parties may also find reports, proxy and information statements and other information on issuers that file electronically with the Commission at the Commission's Internet site at www.sec.gov.

ITEM 1A—RISK FACTORS

OPERATIONAL RISKS TO THE COMPANY AND OUR BUSINESS

Markets are highly competitive which could limit the Company's growth and reduce profitability.

The market for sporting goods is highly fragmented and intensely competitive. A majority of the Company's products are in markets that are experiencing low growth rates. Escalade competes with a variety of regional, national and international manufacturers for customers, employees, products, services and other important aspects of the business. The Company has historically sold a large percentage of its sporting goods products to mass merchandisers and has increasingly attempted to expand sales to specialty retailer and dealer markets and to on-line retailers. In addition to competition for sales into those distribution channels, vendors also must compete in sporting goods with large format sporting goods stores, traditional sporting goods stores and chains, warehouse clubs, discount stores, department stores and on-line retailers. Some of the current and potential competitors are larger than Escalade and have substantially greater financial resources that may be devoted to sourcing, promoting and selling their products, and may discount prices more heavily than the Company can afford.

If the Company is unable to predict or effectively react to changes in consumer demand, it may lose customers and sales may decline.

Success depends in part on the ability to anticipate and respond in a timely manner to changing consumer demand and preferences regarding sporting goods. Products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. The Company often makes commitments to manufacture products months in advance of the proposed delivery to customers. If Escalade misjudges the market for products, sales may decline significantly. The Company may have to take significant inventory markdowns on unpopular products that are overproduced and/or miss opportunities for other products that may rise in popularity, both of which could have a negative impact on profitability. A major shift in consumer demand away from sporting goods products could also have a material adverse effect on the Company's business, results of operations and financial condition.

Excess inventory levels have previously and may in the future adversely impact the Company's operating results.

Although the Company endeavors to accurately predict changes in customer demand and consumer spending patterns with respect to the Company's products, demand for products can change significantly between the time inventory is ordered and the date of sale. The Company has in the past, and may in the future, experienced excess inventory levels which adversely impacted its operating results. During 2023 and 2024, the Company successfully reduced inventory to more normalized levels across most of its categories.

The Company may pursue strategic acquisitions, divestitures, or investments and the failure of a strategic transaction to produce anticipated results or the inability to fully integrate an acquired company could have an adverse impact on the Company's business.

The Company has made acquisitions of complementary companies or businesses, which have been part of the strategic plan, and may continue to pursue acquisitions in the future from time to time. Acquisitions may result in difficulties in assimilating acquired companies, and may result in the diversion of capital and management's attention from other business issues and opportunities. The Company may not be able to successfully integrate operations that it acquires, including personnel, financial and information systems, cybersecurity measures, distribution, and operating procedures. If the Company fails to successfully integrate acquisitions, the Company's business could suffer. In addition, acquisitions may result in the incurrence of debt, contingent liabilities, amortization expense or write-offs of goodwill or other intangibles, any of which could affect the Company's financial position. The Company also has sometimes divested or discontinued certain operations, assets, and products that did not perform to the Company's expectations or no longer fit with the Company's strategic objectives.

Divestitures may result in gains, losses, contingent liabilities, write-offs, tax consequences, or other related costs and expenses that could affect the Company's financial position. Escalade will consider acquisitions, divestitures, and investments in the future, one or more of which, individually or in the aggregate, could be material to the Company's overall business, operations or financial position.

Growth may strain resources, which could adversely affect the Company's business and financial performance.

The Company has grown in the past through strategic acquisitions, and continues to make acquisitions in its Sporting Goods business. Our growth strategy also depends on our ability to grow our e-commerce business, including continued expansion and development of our own direct to consumer e-commerce distribution channel. Growth places additional demands on management and operational systems. If the Company is not successful in continuing to support operational and financial systems, expanding the management team and increasing and effectively managing customers and suppliers, growth may result in operational inefficiencies and ineffective management of the Company's business, which could adversely affect its business and financial performance.

The Company's ability to operate and expand its business and to respond to changing business and economic conditions will be dependent upon the availability of adequate capital.

The rate of expansion will also depend on the availability of adequate capital, which in turn will depend in large part on cash flow generated by the business and the availability of equity and debt capital. The Company can make no assurances that it will be able to obtain equity or debt capital on acceptable terms or at all. Our current senior secured revolving credit facility contains provisions that limit our ability to incur additional indebtedness or make substantial asset sales, which might otherwise be used to finance our operations. In the event of our insolvency, liquidation, dissolution or reorganization, the lenders under our senior secured revolving credit facility would be entitled to payment in full from our assets before distributions, if any, to our stockholders.

The Company could suffer if it fails to attract and retain skilled management and key personnel.

The Company's success depends in large part on its ability to attract and retain highly qualified management executives and key personnel. Significant competition for qualified candidates exists in the Company's business lines and geographic locations. If the Company is not able to hire and retain its executives and key personnel, or if the compensation costs required to attract and retain such individuals becomes more expensive, the Company may suffer adverse consequences to its business, operations, and financial condition.

The Company is currently transitioning to a new Chief Executive Officer and will soon commence the process of onboarding a new Chief Executive Officer, which may result in some disruption to the Company.

In August, 2024, the Company announced that Mr. Walter P. Glazer, Jr. intended to retire as the Company's Chief Executive Officer and President effective upon the commencement of employment by his successor. On February 6, 2025, the Company announced that it has hired Mr. Armin Boehm as the Company's new Chief Executive Officer and President effective as of April 1, 2025. This transition in executive management may result in some changes and/or disruptions to the Company's ordinary course of operations. Additionally, the process of onboarding a new Chief Executive Officer requires substantial effort and time of the Company's Board of Directors and of other Company executives, which may divert attention from other matters.

The Company derives a substantial portion of its revenue from a few significant customers and loss of any of these customers could materially affect our results of operations and financial condition.

The Company has two major customers, each of which accounted for more than ten percent of consolidated gross sales in the Company's 2024 fiscal year. The Company also has several other large customers, none of which represent more than ten percent of consolidated gross sales, and historically has derived substantial revenues from these customers. Our customers continue to experience industry consolidation, which increases our risk that we may be unable to find sufficient alternative customers. The Company needs to continue to expand its customer base, including sales of new product offerings to existing customers, in order to minimize the effects of the loss of any single customer in the future. If sales to one or more of the large customers would be lost or materially reduced, there can be no assurance that the Company will be able to replace such revenues, which could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's customers may experience financial difficulties that could result in losses to the Company.

From time to time, one or more of the Company's customers have experienced, are experiencing, or may in the future experience financial difficulties that impair their ability to pay all amounts owed to the Company. In such instances, the customer may file bankruptcy or take other actions to restructure the amounts owed to secured and unsecured creditors, including unsecured trade creditors such as the Company. When this occurs, the Company may not be able to collect the full amount owed to it by the customer, and in severe situations may have to write off all or a substantial portion of those customer receivables. Any significant resulting losses incurred by the Company relating to these or other customers could have a material adverse effect on the Company's business, results of operation, and financial condition.

The Company's business may be adversely affected by the actions of and risks associated with third-party suppliers.

The raw materials that the Company purchases for manufacturing operations and many of the products that it sells are sourced from a wide variety of third-party suppliers. The Company cannot control the supply, design, function or cost of many of the products that are offered for sale and are dependent on the availability and pricing of key materials and products. Disruptions in the availability of raw materials used in production of these products may adversely affect sales and result in customer dissatisfaction. The ability to find qualified suppliers and to access products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced outside the United States. Political instability, financial instability of suppliers, merchandise quality issues, trade restrictions, tariffs, currency exchange rates, transport capacity and costs, inflation and other factors relating to foreign trade are beyond the Company's control.

Deterioration in relationships with suppliers or in the financial condition of suppliers could adversely affect liquidity, results of operations and financial position.

Access to materials, parts and supplies is dependent upon close relationships with suppliers and the ability to purchase products from the principal suppliers on competitive terms. The Company does not enter into long-term supply contracts with these suppliers, and has no current plans to do so in the future. These suppliers are not required to sell to the Company and are free to change the prices and other terms. Any deterioration or change in the relationships with or in the financial condition of the Company's significant suppliers could have an adverse impact on its ability to procure materials and parts necessary to produce products for sale and distribution. If the Company or any of the significant suppliers terminated or significantly curtailed its relationship with a significant supplier or the Company, respectively, or if a significant supplier ceased operations, the Company would be forced to expand relationships with other suppliers, seek out new relationships with new suppliers or risk a loss in market share due to diminished product offerings and availability. Any change in one or more of these suppliers' willingness or ability to continue to supply the Company with their products could have an adverse impact on the Company's liquidity, results of operations and financial position.

Disruptions to our supply chain could have an adverse impact on our operations.

Many of the Company's products are manufactured outside the United States. Those products must be transported by third parties over large geographic distances. Delays in the shipment or delivery of our products could occur due to work stoppages, port strikes, lack of availability of transportation, global instability, attacks on shipping vessels and similar high seas disruptions and other factors beyond the Company's control. If the Company experiences any significant disruption in its supply chain or sharply rising costs for any reason, the Company may be unable to satisfy customer demand for our products resulting in lost sales. Such delays and increased costs could impair our ability to timely and efficiently deliver our products, and could adversely impact our operating results.

Intellectual property rights are valuable, and any inability to protect them could reduce the value of products.

The Company obtains patents, trademarks and copyrights for intellectual property, including its brand names, which represent important assets to the Company. If the Company fails to adequately protect intellectual property through patents, trademarks and copyrights, its intellectual property rights may be misappropriated by others, invalidated or challenged, and our competitors could duplicate the Company's products or may otherwise limit any competitive design or manufacturing advantages. The Company believes that success is likely to depend upon continued innovation, technical expertise, marketing skills, branding, customer support and services rather than on legal protection of intellectual property rights. However, the Company intends to aggressively assert its intellectual property rights when necessary.

The expiration or termination of our material trademarks, brand names and licensing agreements could have a material adverse effect on the Company's business.

The Company has invested substantial resources in developing and marketing the Company's brands and products over many years. The expiration or termination of one or more of the Company's material trademarks, patents or licensing agreements could result in the loss of such intellectual property. In such event, the Company may not be able to recoup its investments in, and continue to benefit from the affected brand names or products. The loss of such intellectual property and related rights could have a material adverse effect on the Company.

Breaches of data or technology security could damage the Company's reputation, cause the Company to incur additional expense, expose the Company to litigation, and adversely affect the Company's business, financial condition and profitability.

A breach of our data or technology security could result in an unauthorized transfer or release of Company proprietary, employee, customer and other Company related information, or the loss of valuable business data or technology, that could cause a disruption in our business. Hackers are increasingly sophisticated and operate large scale and complex cybersecurity attacks. In the event of such an attack, we may expend significant capital and other resources to protect against, respond to, and/or alleviate problems caused by a breach. Such an event could also result in unwanted negative media attention, damage to the Company's reputation, damage to our customers, and result in lost sales and lawsuits. The Company also must comply with increasingly complex regulatory cybersecurity and privacy standards, which may result in significant expense due to increased investment in technology and the development of new operational processes which could negatively impact the Company's profitability. The Company maintains cyber liability insurance; however, such insurance may not be sufficient to cover the financial, legal, business or reputational losses that could result from a breach of the Company's systems.

Unauthorized disclosure of sensitive or confidential customer information could harm the Company's business and its standing with its customers.

Through sales and marketing activities, the Company collects and stores certain information that customers provide to purchase products or services or otherwise communicate and interact with the Company. Despite instituted safeguards for the protection of such information, the Company cannot be certain that all of its systems are entirely free from vulnerability to attack. If successful, hackers or other malicious parties could misappropriate confidential customer or business information. In addition, an employee, a contractor or other third party with whom the Company does business may attempt to circumvent the Company's security measures in order to obtain such information or inadvertently cause a breach involving such information. Loss of customer or business information could disrupt operations, damage the Company's reputation, and expose the Company to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on the Company's business, results of operations and financial condition.

Cybersecurity breaches or other data security incidents could result in unauthorized access, theft, modification, or destruction of Company assets, including bank accounts, intellectual property, and confidential information, which may adversely affect the Company's business and results of operations.

The Company has experienced an increase in cybersecurity threats and attempts to breach the Company's security networks. The techniques used to conduct cyber-attacks, including phishing, hacking, and malicious software, are increasingly sophisticated and the sources and targets of these attacks change frequently. Cyber-attacks may not be recognized until after attacks have been launched successfully or have been in place for a period of time. The Company has been, is currently, and likely will continue to be, the target of cyber and other security threats. To the Company's knowledge, the Company has not experienced a significant cybersecurity breach that had a material impact on the Company's business or operating results, although there can be no assurance that the Company's efforts to maintain the security of the Company's information technology networks and related systems will be effective or that attempted security breaches will not be damaging in the future. Despite the Company's efforts to prevent a cyber-attack, a successful cyber-attack could persist for an extended period of time before being detected, and, following detection, it could take considerable time for the Company to obtain full and reliable information about the cybersecurity incident and the extent, amount and type of information compromised. During the course of an investigation, the Company may not necessarily know the full effects of the incident or how to remediate it, and actions and decisions that are taken or made in an effort to mitigate risk may further increase the costs and other negative consequences of the incident.

The Company's business involves the potential for product recalls, warranty liability, product liability, and other claims against us, which could adversely affect our reputation, earnings and financial condition.

As a manufacturer, marketer and distributor of consumer products, the Company is subject to the United States Consumer Products Safety Act of 1972, as amended by the Consumer Product Safety Improvement Act of 2008, which empowers the Consumer Products Safety Commission ("CPSC") to recall or exclude from the market products that are found to be unsafe or hazardous. Although recalls of our products have been infrequent, the Company's subsidiaries voluntarily recalled the Ping Pong Avenger table tennis table in 2021 due to concerns that it could create a potential fall risk to consumers and certain Goalsetter wall-mounted basketball goals in 2022 that could detach and fall to the ground unexpectedly if not installed correctly. Our sales of such wall-mounted basketball goals have been adversely impacted as well. Notwithstanding that we extensively and rigorously test our products, there can be no assurance we will be able to detect, prevent, or fix all defects and safety concerns. Under certain circumstances, the CPSC could require us to repurchase or recall additional products, even if we disagree with the defect determination or have data that shows the actual safety risk to be nominal. Any repurchase or recall of our products, monetary judgment, fine or other penalty could be costly and damaging to our reputation and/or adversely affect our brands. Furthermore, the occurrence of any material defects in our products could expose us to liability for warranty claims in excess of our current reserves, and/or to product liability claims that could exceed the limits of our insurance coverage, to the extent coverage may exist. If our warranty reserves and/or insurance coverage are inadequate to cover future warranty claims and/or potential product liability claims, our financial condition and operating results may be harmed.

The Company may be subject to various types of litigation, and our insurance may not be sufficient to cover damages related to those claims.

From time-to-time the Company is involved in lawsuits or other claims arising in the ordinary course of business, including those related to product liability, consumer protection, employment, intellectual property, tort, privacy and data protection, and other matters. The Company may incur losses relating to claims filed against it, including costs associated with defending against such claims, and there is risk that any such claims or liabilities will exceed its insurance coverage, or affect the Company's ability to retain adequate liability insurance in the future. Even if a claim is unsuccessful or is not fully pursued, the negative publicity surrounding any such assertions could adversely affect the Company's reputation. Due to the inherent uncertainties of litigation and other claims, we cannot accurately predict the ultimate outcome of any such matters.

Unseasonable or extreme weather conditions, alone or together with natural disasters, as well as other catastrophic events, could adversely affect the Company's business and results of operations.

Unseasonable or extreme weather conditions, natural disasters and other catastrophic events could negatively impact consumer shopping patterns, consumer confidence and disposable income, or otherwise could have a negative effect on the company's financial performance. The Company's business is susceptible to unseasonable weather conditions, particularly as it relates to sports equipment and recreational outdoor products, which could lead to lost sales or greater than expected markdowns. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could reduce demand for a portion of the Company's inventory and thereby reduce sales and profitability. In addition, extreme weather conditions, natural disasters and other catastrophic events could damage or destroy our facilities, cause staffing shortages or make it difficult for customers to travel to stores and dealers where the Company's products are sold. Such events and circumstances could negatively affect the Company's business and results of operations from time to time.

The market price of the Company's common stock is likely to be highly volatile as the stock market in general can be highly volatile.

The public trading of the Company's common stock is based on many factors which could cause fluctuation in the Company's stock price. These factors may include, among other things:

- General economic and market conditions;
- Actual or anticipated variations in quarterly operating results;
- Limited research coverage by securities analysts;
- Relatively low market capitalization resulting in low trading volume in the Company's stock;
- If securities analysts provide coverage, our inability to meet or exceed securities analysts' estimates or expectations;
- Conditions or trends in the Company's industries;
- Changes in the market valuations of other companies in the Company's industries;
- Announcements by the Company or the Company's competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;
- Capital commitments;
- Additions or departures of key personnel;
- Tariffs, quotas, customs, import and export restrictions, and other trade barriers;
- Global events, including acts or threats of war or terrorism, international conflicts, political instability, natural disasters, and public health crises;
- Sales and repurchases of the Company's common stock; and
- The ability to maintain listing of the Company's common stock on the NASDAQ Global Market and/or inclusion in market indices such as the Russell 2000.

Many of these factors are beyond the Company's control. These factors may cause the market price of the Company's common stock to decline, regardless of operating performance.

If we are unable to pay quarterly dividends at intended levels, our reputation and stock price may be harmed.

Our quarterly cash dividend is currently $0.15 per common share. The dividend program requires the use of a portion of our cash flow. Our ability to pay dividends will depend on our ability to generate sufficient cash flows from operations in the future. This ability may be subject to certain economic, financial, competitive and other factors that are beyond our control. Our Board of Directors (Board) may, at its discretion, increase or decrease the intended level of dividends or entirely discontinue the payment of dividends at any time. Any failure to pay dividends after we have announced our intention to do so may negatively impact our reputation, investor confidence in us and negatively impact our stock price. Furthermore, although the Board has authorized a share repurchase program, we are not obligated to make any purchases under the program, and the Board may discontinue the program at any time.

RISKS OF INTERNATIONAL OPERATIONS

International operations expose the Company to the unique risks inherent in foreign operations.

The Company sources many of its products and raw materials from Mexico, Brazil, China, Vietnam and other Asian countries. Foreign operations encounter risks similar to those faced by U.S. operations, as well as risks inherent in foreign operations, such as local customs and regulatory constraints, control over product quality and content, foreign trade policies, competitive conditions, foreign currency fluctuations and unstable political and economic conditions. Additionally, our international operations may be adversely affected by political events, domestic or international terrorist events and hostilities, complications due to natural, nuclear or other disasters, or public health crises. These types of events, developments and/or health concerns in locations in which the Company conducts business could result in social, economic and labor instability.

Such uncertainties could have a material adverse effect on the continuity of the Company's operations and on the Company's income and profitability.

Historically, instability in the political and economic environments of the countries in which the Company or its suppliers obtain products and raw materials has not had a material adverse effect on operations. However, the Company cannot predict the effect that future changes in economic or political conditions in the United States and in such foreign countries may have on operations. In the event of disruptions or delays in supply due to economic or political conditions, such disruptions or delays could adversely affect results of operations unless and until alternative supply arrangements could be made. In addition, products and materials purchased from alternative sources may be of lesser quality or more expensive than the products and materials currently purchased abroad.

The Company's business is subject to risks associated with sourcing and manufacturing outside of the United States, and risks arising from tariffs and/or international trade wars.

Our import operations are subject to complex custom laws, regulations, tax requirements, and trade regulations, such as tariffs set by governments through mutual agreements or bilateral actions. U.S. tariffs on goods imported into the U.S., particularly goods from China, result in increased costs of goods purchased by the Company, which in turn may result in lower profitability if we are unable to offset such increases through higher prices, and/or that we may suffer a decline in sales if our customers do not accept price increases.

Tariffs imposed and/or publicly contemplated by the U.S. government in the first quarter of 2025, particularly as to China, Mexico and Canada, create significant uncertainty with respect to future tax and trade regulations and the potential competitive effects of such actions. The countries in which our products are manufactured or imported may from time to time impose additional quotas, duties, tariffs or other restrictions on our imports or adversely modify existing restrictions. It is unclear what the U.S. administration or foreign governments specifically will or will not do with respect to tariffs, tax policies, or other international trade agreements, regulations and policies. A trade war, other governmental action related to tariffs or international trade agreements, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries where we currently manufacture and sell products or any resulting negative sentiments towards the United States could materially adversely affect the Company's business, financial condition, operating results and cash flows.

The Company faces risks associated with our operations in China.

The Company has key suppliers in China and numerous products sold by the Company are manufactured in China. The Company also has a wholly-owned Chinese subsidiary that facilitates the Company's sourcing operations in China. As a result, the Company's business is subject to risks associated with doing business in China including, but not limited to, political and social conditions, conflicts between Chin and the U.S., existing and future laws, regulations and policies, state ownership of and/or control or influence over certain companies and industries, protection of intellectual property rights and uncertainties associated with enforcing contractual obligations and laws. In addition, there are U.S. laws, rules and regulations that impose restrictions or requirements that could affect the Company, such as the Uyghur Forced Labor Prevention Act ("UFLPA") enacted by Congress in 2021 that imposes a presumptive ban on the import of goods to the U.S. that are made, wholly or in part, in the Xinjiang Uyghur Autonomous Region ("XUAR") of China. Although the Company believes it is in compliance with the UFLPA and all other U.S. and Chinese laws impacting its operations in China, these risks generally associated with doing business in China could adversely affect our business, financial condition and results of operations.

The Company could be adversely affected by changes in currency exchange rates and/or the value of the United States dollar.

The Company is exposed to risks related to the effects of changes in foreign currency exchange rates and the value of the United States dollar. Changes in currency exchange rates and the value of the United States dollar can have a significant impact on earnings. While the Company carefully watches fluctuations in currency exchange rates, these types of changes can have material adverse effects on the Company's business, results of operations and financial condition.

LEGAL, TAX, ACCOUNTING AND REGULATORY RISKS

The Company identified material weaknesses in its internal control over financial reporting as of December 31, 2023. Failure to remediate the material weakness remaining as of December 31, 2024, could result in material misstatements in the Company's financial statements and could materially and adversely affect the Company's ability to provide timely and accurate financial information about the Company, which could harm the Company's reputation and share price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended, the Company's management is required to report on, and the Company's independent registered public accounting firm is required to attest to, the effectiveness of the Company's internal control over financial reporting. The rules governing the standards that must be met for management to assess the Company's internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Annually, the Company's management performs activities that include reviewing, documenting and testing the Company's internal control over financial reporting. In addition, if the Company fails to maintain the adequacy of its internal control over financial reporting, the Company's management will not be able to conclude on an ongoing basis that the Company maintains effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

In connection with the preparation of the financial statements for the year ended December 31, 2023, management, with the assistance of its independent registered public accounting firm, identified deficiencies in the Company's internal control over financial reporting. Management then concluded, with the oversight of the Company's Audit Committee, that such deficiencies represent material weakness in the Company's internal control over financial reporting even though these material weaknesses did not result in any material errors or any restatement of the Company's previously reported financial results. For further discussion of these material weaknesses, see "Item 9A, Controls and Procedures." A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. Management cannot be certain that other deficiencies or material weaknesses will not arise or be identified or that the Company will be able to correct and maintain adequate controls over financial processes and reporting in the future.

Management and the Company's Audit Committee are committed to achieving and maintaining a strong internal control environment. The Company believes it has successfully remediated all but one of the previously identified material weaknesses. The Company is continuing its remediation efforts as to the remaining material weakness and believes that such actions will be successful, although there can be no assurances in this regard. In addition, in the future, the Company may be unable to identify and remediate additional control deficiencies, including material weaknesses. If not successfully remediated, the Company's failure to establish and maintain effective disclosure controls and procedures and internal control over financial reporting could result in material misstatements in, or restatements of, the Company's financial statements, could cause the Company to fail to meet its reporting obligations and/or could cause investors to lose confidence in the Company's reported financial information, which could adversely affect the trading price of the Company's common stock and harm the Company's reputation. In addition, such failures could result in violations of applicable securities laws, an inability to meet NASDAQ listing requirements, a default in covenants under the Company's credit facilities, and/or exposure to lawsuits, investigations or other legal proceedings.

The Company is subject to risks associated with laws and regulations related to health, safety, climate change and environmental, social and governance matters.

Products, and the production and distribution of products, are subject to a variety of laws and regulations relating to health, safety, climate change and environmental, social and governance matters. Laws and regulations relating to health, safety, climate change and environmental, social and governance matters have been passed in several jurisdictions in which the Company operates in the United States and abroad. Although the Company does not anticipate any material adverse effects based on the nature of operations and the thrust of such laws, there is no assurance such existing laws or future laws will not have a material adverse effect on the Company's business, results of operations and financial condition. In addition, views about these issues are diverse, dynamic and rapidly changing. The Company could face potential negative publicity relating to its handling of such matters, as well as potential repercussions arising from the identity of those customers and suppliers with whom the Company does business and the public's view of such third parties.

New laws, policies, regulations, rulemaking and oversight, as well as changes to those currently in effect, could adversely impact our earnings, cash flows and operations.

Our assets and operations are subject to regulation and oversight by federal, state, and local regulatory authorities. Legislative changes, as well as regulatory actions taken by these agencies, have the potential to adversely affect our profitability. In addition, a certain degree of regulatory uncertainty is created by the U.S. political climate. It remains unclear specifically what the current presidential administration, Congress and the courts may do with respect to future policies, regulations and legal decisions that may affect us. Regulation affects many aspects of our business and extends to such matters as (i) federal, state, and local taxation; (ii) rates (which include tax, commodity, surcharges and fuel); (iii) the integrity, safety and security of facilities and operations; (iv) environmental, social and governance issues that could impact the way we conduct our business; (v) the acquisition of other businesses; (vi) the acquisition, extension, disposition or abandonment of services or facilities; (vii) reporting and information requirements; and (viii) the maintenance of accounts and records.

The preparation of the Company's financial statements requires the use of estimates that may vary from actual results.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates that may affect financial statements. Due to the inherent nature of making estimates, actual results may vary substantially from such estimates, which could materially adversely affect the Company's business, results of operations and financial condition. For more information on the Company's critical accounting estimates, please see the Critical Accounting Estimates section of this Form 10-K.

Changes in accounting standards could impact reported earnings and financial condition.

The accounting standard setters, including the Financial Accounting Standards Board and the Securities and Exchange Commission, periodically change the financial accounting and reporting standards that govern the preparation of the Company's consolidated financial statements. These changes can be hard to predict and apply and can materially affect how the Company records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retrospectively, which may result in the restatement of prior period financial statements.

MACROECONOMIC AND GENERAL BUSINESS RISKS

Operating results may be impacted by changes in the economy that influence business and consumer spending.

Our business is tied to general economic and industry conditions as demand for sporting goods depends largely on the strength of the U.S. economy, and to a lesser extent, by the economies of Asia, Mexico, Canada and Europe. We cannot predict economic downturns or how robust the economy may be nor whether such downturns or growth will be sustained. If economic recovery is slow to occur, or if the economy experiences a prolonged period of decelerating or negative growth, the Company's results of operations may be negatively impacted. In general, the Company's sales depend on discretionary spending by consumers. Business and financial performance may be adversely affected by current and future economic conditions, including unemployment levels, energy costs, interest rates, recession, inflation, the impact of natural disasters and terrorist activities, public health crisis, consumer confidence, the availability and cost of credit, bankruptcies or financial difficulties of our customers and suppliers, and other matters that influence business and consumer spending. These factors have had and could continue to have a substantial impact on our business.

Fluctuation in economic conditions could prevent the Company from accurately forecasting demand for its products which could adversely affect its operating results or market share.

Fluctuation in economic conditions and market instability in the United States and globally makes it difficult for the Company, customers and suppliers to accurately forecast future product demand trends, which could cause the Company to produce and/or purchase excess products that can increase inventory carrying costs and/or result in obsolete inventory. Alternatively, this forecasting difficulty could cause a shortage of products, or materials used in products, that could result in an inability to satisfy demand for products and a loss of market share.

Quarterly operating results are subject to fluctuation.

Operating results have fluctuated from quarter to quarter in the past, and the Company expects they will continue to do so in the future. Factors that could cause these quarterly fluctuations include the following: international, national and local general economic and market conditions; the size and growth of the overall sporting goods markets; intense competition among manufacturers, marketers, distributors and sellers of products; demographic changes; changes in consumer preferences; popularity of particular designs, categories of products and sports; seasonal demand for products; adverse weather conditions that may create fluctuations in demand for certain of our products; the size, timing and mix of purchases of products; fluctuations and difficulty in forecasting operating results; ability to sustain, manage or forecast growth and inventories; new product development and introduction; ability to secure and protect trademarks, patents and other intellectual property; performance and reliability of products; customer service; the loss of significant customers or suppliers; dependence on distributors; business disruptions; disruptions or delays in our supply chain, including potential disruptions or delays arising from political unrest, war, labor strikes, natural disasters, and public health crises such as the coronavirus pandemic; increased costs of freight and transportation to meet delivery deadlines; changes in business strategy or development plans; general risks associated with doing business outside the United States, including, without limitation: exchange rates, import duties, tariffs, quotas and political and economic instability; changes in government regulations; any liability and other claims asserted against the Company; ability to attract and retain qualified personnel; and other factors referenced or incorporated by reference in this Form 10-K and any other filings with the Securities and Exchange Commission.

Terrorist attacks, acts of war, natural disasters, and public health crises may seriously harm the Company's business.

Among the chief uncertainties facing the nation and the world and, as a result, our business, is the instability and conflicts in the Middle East and in Ukraine and uncertainties regarding North Korea, Russia, China and other Asian and European countries. Obviously, no one can predict with certainty what the overall economic impact will be as a result of these circumstances. Terrorist attacks may cause damage or disruption to the Company, employees, facilities and customers, which could significantly impact net sales, costs and expenses and financial condition. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war and hostility may cause greater uncertainty and cause business to suffer in ways the Company currently cannot predict.

In addition, any natural disaster or other serious disruption to one of the Company's manufacturing or distribution sites due to fire, tornado, earthquake or other natural disasters in countries where the Company conducts business, or political unrest, war, labor strikes, work stoppages or public health crises, such as outbreaks of the coronavirus in countries where our suppliers are located could result in the disruption of the Company's shipments and supply chain of products and raw materials. Any significant disruption of the Company's supply chain, manufacturing operations, and/or product shipments resulting from similar events on a large scale or over a prolonged period could cause significant delays until the Company would be able to resume normal operations or shift to other third party suppliers, if needed. There can be no assurance that alternative capacity could be obtained on favorable terms, if at all, and could negatively affect the Company's sales and profitability.

The occurrence of future pandemics or similar events and their ultimate magnitude is unpredictable, volatile and uncertain.

The COVID-19 pandemic created significant public health concerns and economic disruption, which materially impacted the Company, our customers, suppliers and sales channels. We cannot predict whether future pandemics or other public health crises will emerge. Nor can we predict the impact of such occurrences nor whether and to what degree any disruptions might be caused thereby. In such events, many indeterminable factors may arise, including the duration and severity of the occurrence, the amount of time it may take for more normalized economic activity to resume, future government actions that may be taken, the effects on the Company's customers and suppliers, including their ability to pay for our products, the effects on operations of the Company's logistics providers, and the impact on the ability of the Company's employees to work and travel. Governmental actions may cause the Company to modify its business operations or otherwise adversely impact the Company. There can be no assurance that the Company will be able to respond quickly enough or appropriately to circumstances that may change rapidly and/or that are outside of our control. The short-term and long-term impacts of such occurrences on the Company's business is unknown and ultimately could result in material adverse effects on the Company's business, financial performance and results of operations.

These risks are not exhaustive.

Other sections of this Form 10-K may include additional factors which could adversely impact the Company's business and financial performance. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Company assess the impact of all factors on business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

ITEM 1B—UNRESOLVED STAFF COMMENTS

None.

ITEM 1C—CYBERSECURITY

Cybersecurity Risk Management and Strategy

As a company committed to safeguarding our operations, assets and stakeholders against cyber threats, we recognize the critical importance of the need for cybersecurity risk management and strategy. In today's digital landscape, where cyber threats continue to evolve and proliferate, it is imperative that we remain vigilant and proactive in our approach to cybersecurity.

In this section, we outline our cybersecurity risk management strategies and initiatives aimed at mitigating cyber risks and ensuring the resilience of our organization. From risk assessment and threat detection and continuous improvement, our approach to cybersecurity reflects our resolve to maintain the confidentiality, integrity and availability of our systems and data.

Key components of our cybersecurity risk management program include:

- Risk Assessment – We regularly conduct risk assessments to identify and evaluate potential cybersecurity threats and vulnerabilities. These assessments consider factors such as our current IT infrastructure, the sensitivity of our data, industry best practices, and emerging cybersecurity trends.

- Threat Detection and Prevention – Given our limited resources, we prioritize the deployment of cost-effective tools and technologies for threat detection and prevention. This includes the use of firewalls, intrusion detection systems, antivirus software, and security information and event management (SIEM) solutions to monitor and mitigate potential security incidents.

- Employee Training and Awareness – We understand that employees play a crucial role in maintaining cybersecurity. Therefore, we provide regular training and awareness programs to educate our staff about cybersecurity best practices, common threats and how to recognize and report suspicious activities.

- Engagement of Third-Party Consultants and Assessors – In addition to our internal efforts to manage cybersecurity risks, we recognize the value of engaging third-party consultants, firms or assessors to provide specialized expertise and support in enhancing our cybersecurity posture, policies and procedures. While our internal IT staff possess valuable skills and knowledge, leveraging external resources can provide additional insights, validation and assurance in our cybersecurity initiatives.

- Continuous Improvement – We are committed to continuously improving our cybersecurity posture in line with industry standards and best practices. This includes staying informed about emerging threats and vulnerabilities, conducting regular security audits and assessments and investing in cybersecurity technologies and training as resources allow.

Currently, we have not identified any risks stemming from known cybersecurity threats, including those resulting from previous cybersecurity incidents, which have significantly impacted our operations, business strategy, financial condition or results of operations. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect the Company's business. See *"Risk Factors – Operational Risks to the Company and Our Business."*

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other threats or risks. The Audit Committee is primarily responsible for overseeing the Company's risk management processes, which include cybersecurity, global operations, product compliance and other regulatory risks.

The Audit Committee receives reports from management regarding the Company's assessment of the cybersecurity risks, and other risks, on an annual basis. In addition, management updates the Audit Committee, as necessary, regarding any significant cybersecurity incidents. The Audit Committee reports regularly to the full Board regarding its activities, including those related to cybersecurity.

Management of the Company is responsible for the day to day risk management process, specifically the Director of IT, who reports and operates under the direction of the Chief Financial Officer (CFO), who then reports directly to the Audit Committee regarding such risks. The CFO provides updates to the Audit Committee on cybersecurity risks and threats annually, but the Director of IT attends both the Audit Committee meetings and the Board meetings to provide further updates on cybersecurity and other IT related matters. At a minimum, the Audit Committee is given updates on a quarterly basis, but if a situation were to arise, the Audit Committee would be notified once the Company was aware of the issue.

Our management team, led by our CFO, is informed about and monitors the prevention, detection, mitigation and remediation of cybersecurity risks and incidents through updates by our Director of IT. Our CFO and Director of IT are responsible for assessing and managing risks that may arise from cybersecurity threats. Our CFO has over 10 years of experience managing IT operations including strategy, infrastructure and execution. Our Director of IT has over 20 years of experience in information technology including roles managing operations, compliance, development, applications, information security, support and execution.

ITEM 2—PROPERTIES

At December 31, 2024, the Company owned or operated from the following locations:

Location	Square Footage	Owned or Leased	Use
Evansville, Indiana, USA	771,000	Owned	Distribution; sales and marketing; engineering; administration
Gainesville, Florida, USA	154,200	Owned	Manufacturing and distribution
Bristol, WI, USA	118,350	Owned	Distribution; sales and marketing; engineering
Olney, Illinois, USA	138,500	Owned	Distribution; sales and marketing; engineering; manufacturing
Eagan, MN, USA	41,600	Leased	Distribution; sales and marketing; engineering
Shanghai, China	6,674	Leased	Sales and sourcing

The Company believes that its facilities are in satisfactory and suitable condition for their respective operations. The Company also believes that it is in material compliance with all applicable environmental regulations and is not subject to any proceeding by any federal, state or local authorities regarding such matters. The Company provides regular maintenance and service on its plants and machinery as required.

ITEM 3—LEGAL PROCEEDINGS

The Company is involved in litigation arising in the normal course of its business, but the Company does not believe the disposition or ultimate resolution of such claims or lawsuits will have a material adverse effect on the business or financial condition of the Company. Based on information currently available, available insurance coverage and established reserves, the Company believes that the eventual outcome of existing litigation against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's consolidated financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period, depending, in part, upon the size of the loss or liability imposed and the operating results for the applicable period.

ITEM 4—MINE SAFETY DISCLOSURES

Not applicable.


Part II


ITEM 5—MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded under the symbol "ESCA" on the NASDAQ Global Market.
As of February 19, 2025, there were approximately 87 stockholders of record of our common stock, although there is a significantly larger number of beneficial owners of our common stock.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Share purchases prior to 9/30/2024 under the current repurchase program.	2,153,132	$13.38	2,153,132	$ 4,153,252
Fourth quarter purchases:				
10/1/2024 – 10/31/2024	None	None	No Change	No Change
11/1/2024 – 11/30/2024	48,216	$14.94	2,201,348	$ 3,432,728
12/1/2024 – 12/31/2024	96,367	$15.30	2,297,715	$ 1,958,823
Total share purchases under the current program	2,297,715	$13.50	2,297,715	$ 1,958,823

The Company has one stock repurchase program which was established in February 2003 by the Board of Directors and which initially authorized management to expend up to $3,000,000 to repurchase shares on the open market as well as in private negotiated transactions. Since the program's inception, the Board has replenished and increased the dollar amount of authorized stock repurchases on multiple occasions. Most recently, in December 2020, the Board of Directors increased the stock repurchase program to $15,000,000. From its inception date through December 31, 2024, the Company has repurchased 2,297,715 shares of its common stock under this repurchase program for an aggregate price of $31,007,115. The repurchase program has no termination date and there have been no share repurchases that were not part of a publicly announced program.

ITEM 6—[RESERVED]

ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section should be read in conjunction with Item 1: Business; Item 1A: Risk Factors; and Item 8: Financial Statements and Supplementary Data.

Forward-Looking Statements

This report contains statements that we believe are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder. All statements, other than statements of historical fact, are forward-looking statements. These statements relate to our financial condition, results of operations, plans, objectives, future performance, capital actions or business. They usually can be identified by the use of forward-looking language such as "will likely result," "may," "are expected to," "is anticipated," "potential," "estimate," "forecast," "projected," "intends to," or may include other similar words or phrases such as "believes," "plans," "trend," "objective," "continue," "remain," or similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "might," "can," or similar verbs. You should not place undue reliance on these statements, as they are subject to risks and uncertainties. These risks include, but are not limited to: Escalade's ability to achieve its business objectives; Escalade's ability to successfully achieve the anticipated results of strategic transactions, including the integration of the operations of acquired assets and businesses and of divestitures or discontinuances of certain operations, assets, brands, and products; the continuation and development of key customer, supplier, licensing and other business relationships; Escalade's plans and expectations surrounding the transition to its new Chief Executive Officer and all potential related effects and consequences; Escalade's ability to develop and implement our own direct to consumer e-commerce distribution channel; the impact of competitive products and pricing; product demand and market acceptance; new product development; Escalade's ability to successfully negotiate the shifting retail environment and changes in consumer buying habits; the financial health of our customers; disruptions or delays in our business operations, including without limitation disruptions or delays in our supply chain, arising from political unrest, war, labor strikes, natural disasters, public health crises such as the coronavirus pandemic, and other events and circumstances beyond our control; the evaluation and implementation of remediation efforts designed and implemented to enhance the Company's control environment; the potential identification of one or more additional material weaknesses in the Company's internal control of which the Company is not currently aware or that have not yet been detected; Escalade's ability to control costs, including managing inventory levels; Escalade's ability to successfully implement actions to lessen the potential impacts of tariffs and other trade restrictions applicable to our products and raw materials, including impacts on the costs of producing our goods, importing products and materials into our markets for sale, and on the pricing of our products; our international operations, including any related to political uncertainty and geopolitical tensions; general economic conditions, including inflationary pressures; fluctuation in operating results; changes in foreign currency exchange rates; changes in the securities markets; continued listing of the Company's common stock on the NASDAQ Global Market; the Company's inclusion or exclusion from certain market indices; Escalade's ability to obtain financing, to maintain compliance with the terms of such financing and to manage debt levels; the availability, integration and effective operation of information systems and other technology, and the potential interruption of such systems or technology; the potential impact of actual or perceived defects in, or safety of, our products, including any impact of product recalls or legal or regulatory claims, proceedings or investigations involving our products; risks related to data security of privacy breaches; the potential impact of regulatory claims, proceedings or investigations involving our products; and other risks detailed from time to time in Escalade's filings with the Securities and Exchange Commission. Escalade's future financial performance could differ materially from the expectations of management contained herein. Escalade undertakes no obligation to release revisions to these forward-looking statements after the date of this report.

Overview

Escalade, Incorporated (Escalade, the Company, we, us or our) is focused on growing its Sporting Goods segment through organic growth of existing categories, strategic acquisitions, and new product development. The Sporting Goods segment competes in a variety of categories including basketball goals, archery, indoor and outdoor recreation and fitness products. Strong brands and on-going investment in product development provide a solid foundation for building customer loyalty and continued growth.

Within the sporting goods industry, the Company has successfully built a robust market presence in several niche markets. This strategy is heavily dependent on expanding our customer base, barriers to entry, strong brands, excellent customer service and a commitment to innovation. A key strategic advantage is the Company's established relationships with major customers that allow the Company to bring new products to market in a cost-effective manner while maintaining a diversified portfolio of products to meet the demands of consumers. In addition to strategic customer relations, the Company has substantial manufacturing and import experience that enable it to be a reliable and low-cost supplier.

To enhance growth opportunities, the Company has focused on promoting new product innovation and development and brand marketing. In addition, the Company has embarked on a strategy of acquiring companies or product lines that complement or expand the Company's existing product lines or provide expansion into new or emerging categories in sporting goods. A key objective is the acquisition of product lines with barriers to entry the Company can take to market through its established distribution channels or through new market channels. Significant synergies are achieved through assimilation of acquired product lines into the existing Company structure.

Management seeks acquisitions that strengthen the Company's leadership in various product categories or provide entry into attractive new product categories. The Company also sometimes divests or discontinues certain operations, assets, and products that do not perform to the Company's expectations or no longer fit with the Company's strategic objectives. Consistent with that philosophy, the Company completed the discontinuance of its Mexico operations and sale of its Mexican facilities in 2024.

Management believes that key indicators in measuring the success of these strategies are revenue growth, earnings growth, new product introductions, and the expansion of channels of distribution. The following table sets forth the annual percentage change in revenues and net income over the past two years:

	2024	2023
Net sales		
Sporting Goods	(4.6%)	(16.0%)
Consolidated	(4.6%)	(16.0%)
Net income		
Sporting Goods	72.6%	(45.6%)
Consolidated	32.1%	(45.4%)

General economic conditions, inflation, recessionary fears, rising interest rates, changes in the housing market and declining consumer confidence may impact the Company adversely. Management cannot predict the full impact of these factors on the Company. Due to the above circumstances and as described generally in this Form 10-K, the Company's results of operations for the 2024 fiscal year are not necessarily indicative of the results to be expected for fiscal year 2025.

Results of Operations

The following schedule sets forth certain consolidated statement of operations data as a percentage of net sales:

	2024	2023
Net sales	100.0%	100.0%
Cost of products sold	75.3%	76.6%
Gross margin	24.7%	23.4%
Selling, administrative and general expenses	17.2%	15.7%
Amortization	1.1%	0.9%
Gain on sale of assets held	(1.6%)	--
Operating income	8.0%	6.8%

Revenue and Gross Margin

Net sales decreased 4.6% in 2024 compared to 2023. The Company recognized declines in sales across multiple categories due to softer consumer demand, partially offset by improved demand in the archery, table tennis, and fitness categories.

The overall gross margin increased to 24.7% in 2024 compared with 23.4% in 2023. Gross margins were favorably impacted by lower manufacturing and logistics costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) were $43.3 million in 2024 compared to $41.5 million in 2023, an increase of $1.8 million or 4.4%. The increase in SG&A was primarily related to increased professional service costs during 2024. SG&A as a percent of sales is 17.2% in 2024 compared with 15.7% in 2023.

Provision for Income Taxes

The effective tax rate for 2024 and 2023 was 26.9% and 21.3%, respectively. The 2024 effective tax rate is higher than the federal statutory rate primarily due to state income tax expense, nondeductible expenses, and the sale of Harvard Sports, partially offset by federal income tax credits. The 2023 effective tax rate was slightly higher than the federal statutory rate primarily due to the impact of state taxes partially offset by captive insurance premiums being tax exempt and federal income tax credits.

Sporting Goods

Net sales, operating income, and net income for the Sporting Goods segment for the two years ended December 31, 2024 were as follows:

In Thousands	2024	2023
Net sales	$251,510	$263,566
Operating income	23,088	17,496
Net income	15,128	8,767

Net sales decreased 4.6% in 2024 compared to 2023.

Gross margin in 2024 was 24.7% compared to 23.4% in 2023. Operating income, as a percentage of net sales, increased to 9.2% in 2024 compared to 6.6% in 2023.

Financial Condition and Liquidity

The current ratio, a basic measure of liquidity (current assets divided by current liabilities), for 2024 was 3.9, compared to 4.4 in 2023. Receivable levels decreased to $48.8 million in 2024 compared with $50.0 million in 2023 as a result of lower sales. Net inventory decreased $16.5 million to $76.0 million in 2024 from $92.5 million in 2023, due to continued efforts to right size our on hand inventory. Trade accounts payable and accrued liabilities increased $1.8 million to $26.9 million from $25.1 million in 2023.

The Company's working capital requirements are primarily funded through cash flows from operations and revolving credit agreements with its bank. During 2024, the Company's maximum borrowings under its primary revolving credit lines and overdraft facility totaled $58.7 million compared to $100.6 million in 2023. The overall effective interest rate in 2024 was 5.4% compared to the effective rate of 6.3% in 2023. Total debt at the end of the Company's 2024 fiscal year was $25.6 million.

On January 21, 2022, the Company and its wholly owned subsidiary, Indian Industries, Inc. ("Indian"), entered into an Amended and Restated Credit Agreement (the "2022 Restated Credit Agreement") with its issuing bank, JPMorgan Chase Bank, N.A. ("Chase"), and the other lenders identified in the Restated Credit Agreement (collectively, the "Lenders"). Pursuant to the October 11, 2024 amendments to the 2022 Restated Credit Agreement, the Lenders have now made available to Escalade and Indian a senior revolving credit facility with maximum availability of $60.0 million (the "Revolving Facility"), which includes a $7.5 million swingline commitment by Chase, plus an accordion feature that would allow borrowings up to $85.0 million under the Revolving Facility subject to certain terms and conditions. The maturity date of the revolving credit facility is January 21, 2027. The Company may prepay the Revolving Facility, in whole or in part, and reborrow prior to the revolving loan maturity date. The 2022 Restated Credit Agreement further extended the maturity date for the Company's existing $50.0 million term loan facility to January 21, 2027.

The October 11, 2024 amendments also eliminated the fixed charge coverage ratio covenant and related provisions. The fixed charge ratio covenant was replaced by a new minimum interest coverage ratio covenant of 3.50 to 1:00 effective September 30, 2024. The amendments further revised the restricted payments covenant to provide that if at any time the Company's Funded Debt to EBITDA Ratio would exceed 1.75 to 1.0, then the aggregate combined total of cash dividends and Company share repurchases may not exceed $12.0 million in any trailing twelve month period.

The Company was in compliance with the debt covenants set forth in the Restated Credit Agreement as of December 31, 2024.

As of December 31, 2024, the outstanding principal amount of the term loan was $25.6 million and total amount drawn under the Revolving Facility was zero.

Cash flows from operations and revolving credit agreements were used to pay shareholder dividends and to fund stock repurchases.

The Company believes cash generated from its projected 2025 operations and the commitment of borrowings from its primary lender will provide it with sufficient cash flows for its operations.

It is possible that if economic conditions deteriorate, this could have adverse effects on the Company's ability to operate profitably during fiscal year 2025. To the extent that occurs, management will pursue cost reduction initiatives and consider realignment of its infrastructure in an effort to match the Company's overhead and cost structure with the sales level dictated by current market conditions.

New Accounting Pronouncements

Refer to Note 1 to the consolidated financial statements under the sub-heading "New Accounting Pronouncements".

Contractual Obligations

The following schedule summarizes the Company's material contractual obligations as of December 31, 2024:

Amounts in thousands	Total	2025	2026 – 2027	2028 – 2029	Thereafter
Debt(1)	$25,595	$7,143	$18,452	$ --	$ --
Future interest payments(1)	1,264	654	610	--	--
Operating leases	1,347	506	776	65	--
Minimum payments under purchase, royalty and license agreements	12,777	2,747	8,725	1,305	--
Total	$40,983	$ 11,050	$ 28,563	$ 1,370	$ --

Note:
(1) Assumes that the Company will not increase borrowings under its long-term credit agreements, the fixed term loan rate of 2.97% was used to calculate future interest payments.

Critical Accounting Estimates

The methods, estimates and judgments used in applying the Company's accounting policies have a significant impact on the results reported in its financial statements. Some of these accounting policies require difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. The most critical accounting estimates are described below and in the Notes to the Consolidated Financial Statements.

Impairment of Goodwill
The Company reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable, in accordance with guidance in Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 350, *Intangibles – Goodwill and Other*. A qualitative assessment is first performed to determine if the fair value of the reporting unit is "more likely than not" less than the carrying value. If so, we proceed to a quantitative assessment, in which the fair value of the reporting unit is compared to its carrying value. If the carrying value of the reporting unit exceeds the fair value, an impairment charge to current operations is recorded to reduce the carrying value to the fair value.

If a quantitative assessment of goodwill impairment testing is required, the Company establishes fair value by using an income approach or a combination of a market approach and an income approach. The market approach uses the guideline-companies method to estimate the fair value of a reporting unit based on reported sales of publicly-held entities engaged in the same or a similar business as the reporting unit. The income approach uses the discounted cash flow method to estimate the fair value of a reporting unit by calculating the present value of the expected future cash flows of the reporting unit. The discount rate is based on a weighted average cost of capital determined using publicly-available interest rate information on the valuation date and data regarding equity, size and country-specific risk premiums/decrements compiled and published by a commercial source. The Company uses assumptions about expected future operating performance in determining estimates of those cash flows, which may differ from actual cash flows.

The Company has one reporting unit that is identical to our operating segment, Sporting Goods. Of the total recorded goodwill of $42.3 million at December 31, 2024, the entire amount was allocated to the Escalade Sports reporting unit. The results of the quantitative impairment assessment of the Escalade Sports reporting unit indicated that the fair value of the reporting unit was greater than the carrying value as of November 1, 2024.

Capital Expenditures

As of December 31, 2024, the Company had no material commitments for capital expenditures. In 2025, the Company estimates capital expenditures to be approximately $2.5 million.

ITEM 7A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK [Not Required]

ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by Item 8 are set forth in Part IV, Item 15.

ITEM 9 — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A —CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Escalade maintains disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective because of the material weakness in internal control over financial reporting described below in Management's Report on Internal Control over Financial Reporting. See also, "Risk Factors – Legal, Tax, Accounting and Regulatory Risks."

Management's Report on Internal Control over Financial Reporting

Escalade's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Escalade's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting of the Company includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error or circumvention through collusion or improper overriding of controls. Therefore, even those internal control systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

The management of Escalade assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework* (published in 2013) and implemented a process to monitor and assess both the design and operating effectiveness of the Company's internal control. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In connection with the preparation of the Company's financial statements for the year ended December 31, 2024, management identified a continued material weakness in the Company's internal control over financial reporting as described below.

Segregation of Duties Conflicts Material Weakness

As previously reported in Part II, Item 9A. "Controls and Procedures" of our Annual Report on Form 10-K for the year ended December 31, 2023, among other material weaknesses, we identified a material weakness in our internal control over financial reporting related to controls over the period end close process involving segregation of duties conflicts.

During the year ended December 31, 2024, certain material estimates / calculations continued to be prepared or compiled by the CFO. Because of this individual being the CFO there is not an individual in a supervisory role reviewing these estimates and calculations. Accordingly, this represents a continued material weakness in our controls over the period end close process involving segregation of duties conflicts.

Although all other material weaknesses reported in the prior year have been remediated, management believes that, as of December 31, 2024, the Company's internal control over financial reporting remains not effective due to this continued issue. We have also concluded this material weakness did not result in any material misstatements in our financial statements or disclosures in any of the years ended December 31, 2024 or 2023.

This annual report on Form 10-K includes an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report regarding internal control over financial reporting is subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission. In addition, this report by management regarding internal control over financial reporting is specifically not incorporated by reference into any other filing by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Our independent auditor, Grant Thornton LLP ("Grant Thornton"), a registered public accounting firm, is appointed by the Audit Committee of our Board of Directors. As a result of the material weakness described above, Grant Thornton has issued an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2024, which appears in Item 8. Financial Statements and Supplementary Data of this 2024 Form 10-K.

Remediation Plan and Status

The Company's management and the Company's Audit Committee are committed to achieving and maintaining a strong internal control environment. The Company's management, with the Audit Committee's oversight, is actively engaged in the planning for, and implementation of, remediation efforts to address the above described material weakness.

In response to the material weakness discussed above, we plan to continue efforts already underway to remediate internal control over financial reporting, including the following:

- We are in the process of redistributing the work previously performed by the CFO so that these material estimates and calculations will be performed by others within the accounting team and then reviewed and approved by the CFO.
- We are in the process of documenting and executing remediation action items, including expansion of mitigating controls where appropriate.

Remediation of Previously Reported Material Weaknesses

As previously reported in Part II, Item 9A. "Controls and Procedures" of our Annual Report on Form 10-K for the year ended December 31, 2023, in connection with our assessment of the effectiveness of internal control over financial reporting as of December 31, 2023, we identified control deficiencies relating to:

- Information technology general controls particularly as such controls related to user access, program change management, and ineffective complementary user-organization controls, which limited management's ability to rely on technology dependent controls relevant to the preparation of the Company's consolidated financial statements.
- Controls over the period end process, including the review and approval process of journal entries, account reconciliations, segregation of duties conflicts, and consolidation of intercompany entries.
- Documentation and design of controls related to various key financial statement accounts and assertions.
- The risk assessment, control activities, information and communication, and monitoring components of the Company's internal control framework such that internal control weaknesses were not detected, communicated, addressed with mitigating control activities, or remediated.

Other than described above with respect to segregation of duties conflicts, we have completed execution of our remediation plans for these material weaknesses and, as of December 31, 2024, successfully remediated these material weaknesses by implementing the following:

- Enhanced the design and documentation of our controls to evidence the existence of our controls, including our information technology general controls, risk assessment, information and communication, monitoring activities;
- Performed a risk assessment over the IT systems used as part of financial reporting and business processes, including various layers of technology;
- Implemented additional review and reconciliation controls to support the period end financial reporting process; and
- Hired an internal audit resource to effectively implement additional review, monitoring, and risk assessment.

Management and our Audit Committee will continue to monitor these specific remedial measures and the effectiveness of our overall control environment. The identified material weakness in internal control over financial reporting will only be considered remediated when the relevant controls have operated effectively for a sufficient period of time for management to conclude that it has been remediated. We can provide no assurance as to when the remediation of this material weakness will be completed to provide for an effective control environment.

/s/ *Walter P. Glazer, Jr., Chief Executive Officer* /s/ *Stephen R. Wawrin, Chief Financial Officer*

Changes in Internal Control over Financial Reporting

Other than the completed and ongoing remediation efforts described above, management's evaluation did not identify any changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B — OTHER INFORMATION

None.

ITEM 9C — DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Part III

ITEM 10 — DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required under this item with respect to Directors and Executive Officers is contained in the registrant's Proxy Statement relating to its annual meeting of stockholders scheduled to be held on May 6, 2025 under the captions "Certain Beneficial Owners," "Election of Directors," "Executive Officers of the Registrant," "Board of Directors, Its Committees, Meetings and Functions," and "Delinquent Section 16(a) Reports," and is incorporated herein by reference.

The Company's Board of Directors has adopted the Escalade, Incorporated Code of Business Conduct and Ethics ("Code") which may be found on the Company's website at: www.escaladeinc.com/Code_of_Conduct.html. All employees, including executive officers, and directors of the Company, are subject to compliance with the Code. In addition, any future amendments to, or waivers from, a provision of Escalade's Code of Business Conduct and Ethics that applies to Escalade's directors or executive officers (including Escalade's principal executive officer, principal financial officer, and principal accounting officer or controller) will be posted at this internet address.

ITEM 11— EXECUTIVE COMPENSATION

Information required under this item is contained in the registrant's Proxy Statement relating to its annual meeting of stockholders scheduled to be held on May 6, 2025 under the captions "Compensation Discussion and Analysis," "Compensation Committee Interlocks and Insider Participation," "Report of the Compensation Committee" and "Executive Compensation" and is incorporated herein by reference, except that the information required by Item 407(e)(5) of Regulation S-K which appears under the caption "Report of the Compensation Committee" is specifically not incorporated by reference into this Form 10-K or into any other filing by the registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except for the information required by Item 201(d) of Regulation S-K, which is included below, information required by this item is contained in the registrant's proxy statement relating to its annual meeting of stockholders scheduled to be held on May 6, 2025 under the captions "Certain Beneficial Owners" and "Election of Directors" and is incorporated herein by reference.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (2)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders (1)	--	--	658,273
Equity compensation plans not approved by security holders	--	--	--
Total	--		658,273

(1) The maximum number of shares that can be awarded under the Escalade, Incorporated 2017 Incentive Plan is 1,661,598. The plan was approved by stockholders at Escalade's Annual Meetings of Stockholders in 2017.

(2) Does not include 307,322 shares subject to outstanding, unvested restricted stock unit awards.

ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by Item 407(a) of Regulation S-K is contained in the registrant's proxy statement relating to its annual meeting of stockholders to be held on May 6, 2025 under the captions "Election of Directors" and "Board of Directors, Its Committees, Meetings and Functions" and is incorporated herein by reference. The information required by Item 404 of Regulation S-K is contained in the registrant's proxy statement relating to its annual meeting of stockholders scheduled to be held on May 6, 2025 under the caption "Certain Relationships and Related Person Transactions" and is incorporated herein by reference.

ITEM 14 — PRINCIPAL ACCOUNTING FEES AND SERVICES

The Company's independent registered accounting firm is Grant Thornton, LLP; St. Louis, MO; PCAOB ID: 248. The information required by this item is contained in the registrant's proxy statement relating to its annual meeting of stockholders scheduled to be held on May 6, 2025 under the caption "Principal Accounting Firm Fees" and is incorporated herein by reference.

Part IV

ITEM 15—EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(A) Documents filed as a part of this report:

(1) **Financial Statements**

Reports of Independent Registered Public Accounting Firm

Consolidated financial statements of Escalade, Incorporated and subsidiaries:

- Consolidated balance sheets—December 31, 2024 and December 31, 2023
- Consolidated statements of operations—fiscal years ended December 31, 2024 and December 31, 2023
- Consolidated statements of stockholders' equity—fiscal years ended December 31, 2024 and December 31, 2024
- Consolidated statements of cash flows—fiscal years ended December 31, 2024 and December 31, 2023
- Notes to consolidated financial statements

All other schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the consolidated financial statements or notes thereto.

(3) **Exhibits**

3.1 Articles of Incorporation of Escalade, Incorporated. Incorporated by reference from Exhibit 3.1 to the Company's 2007 First Quarter Report on Form 10-Q.

3.2 Amended By-Laws of Escalade, Incorporated. Incorporated by reference from Exhibit 3.2 to the Company's 2022 Third Quarter Report on Form 10-Q filed on October 27, 2022.

4.1 Description of Escalade's Registered Securities

10.1 Amended and Restated Credit Agreement dated as of January 21, 2022 among Escalade, Incorporated, Indian Industries, Inc., each of their domestic subsidiaries, and JPMorgan Chase Bank, N.A., as Administrative Agent (without exhibits and schedules, which Escalade has determined are not material). Incorporated by reference from Exhibit 10.2 to the Company's Form 8-K filed on January 24, 2022.

10.2 Amended and Restated Pledge and Security Agreement dated as of January 21, 2022 among Escalade, Incorporated, Indian Industries, Inc., each of their domestic subsidiaries, and JPMorgan Chase Bank, N.A., as Administrative Agent (without exhibits and schedules, which Escalade has determined are not material). Incorporated by reference from Exhibit 10.3 to the Company's Form 8-K filed on January 24, 2022.

10.3 First Amendment dated July 18, 2022 to the Amended and Restated Credit Agreement dated as of January 21, 2022 among Escalade, Incorporated, Indian Industries, Inc., each of their domestic subsidiaries, and JPMorgan Chase Bank, N.A., as Administrative Agent. Incorporated by reference from Exhibit 10.1 to the Company's Form 8-K filed on July 21, 2022.

10.4 Second Amendment dated October 26, 2022 to the Amended and Restated Credit Agreement dated as of January 21, 2022 among Escalade, Incorporated, Indian Industries, Inc., each of their domestic subsidiaries, and JPMorgan Chase Bank, N.A., as Administrative Agent. Incorporated by reference from Exhibit 10.1 to the Company's Form 8-K filed on October 27, 2022.

10.5 Third Amendment dated May 8, 2023 to the Amended and Restated Credit Agreement dated as of January 21, 2022 among Escalade, Incorporated, Indian Industries, Inc., each of their domestic subsidiaries, and JPMorgan Chase Bank, N.A., as Administrative Agent. Incorporated by reference from Exhibit 10.1 to the Company's Form 8-K filed on May 9, 2023.

10.6 Fifth Amendment dated October 11, 2024 to the Amended and Restated Credit Agreement dated as of January 21, 2022 among Escalade, Incorporated, Indian Industries, Inc., each of their domestic subsidiaries, and JPMorgan Chase Bank, N.A., as Administrative Agent. Incorporated by reference from Exhibit 10.1 to the Company's Form 8-K filed on October 15, 2024.

(4)   **Executive Compensation Plans and Arrangements**

10.6	Escalade, Incorporated 2017 Incentive Plan. Incorporated by reference herein from Annex 1 to the Registrant's 2017 Definitive Proxy Statement filed on March 28, 2017.
10.7	Form of Stock Option Award Agreement utilized in Stock Option grants to employees pursuant to the Escalade, Incorporated 2017 Incentive Plan. Incorporated by reference from Exhibit 10.8 to the Company's Form 10-K for the fiscal year ended December 30, 2017 and filed on February 27, 2018.
10.8	Form of Stock Option Award Agreement utilized in Stock Option grants to Directors pursuant to the Escalade, Incorporated 2017 Incentive Plan. Incorporated by reference from Exhibit 10.9 to the Company's Form 10-K for the fiscal year ended December 30, 2017 and filed on February 27, 2018.
10.9	Form of Restricted Stock Unit Agreement utilized in Restricted Stock Unit grants to employees pursuant to the Escalade Incorporated 2017 Incentive Plan. Incorporated by reference from Exhibit 10.10 to the Company's Form 10-K for the fiscal year ended December 30, 2017 and filed on February 27, 2018.
10.10	Form of Restricted Stock Unit Agreement utilized in Restricted Stock Unit grants to Directors pursuant to the Escalade, Incorporated 2017 Incentive Plan. Incorporated by reference from Exhibit 10.11 to the Company's Form 10-K for the fiscal year ended December 30, 2017 and filed on February 27, 2018.
19.1	Escalade, Incorporated Confidentiality of Insider Information and Securities Trades by Company Personnel. Incorporated by reference from Exhibit 19.1 to the Company's Form 10-K for the fiscal year ended December 31, 2023 and filed on March 29, 2024.
21	Subsidiaries of the Registrant
23.1	Consent of FORVIS, LLP
23.2	Consent of Grant Thornton, LLP
31.1	Chief Executive Officer Rule 13a-14(a)/15d-14(a) Certification
31.2	Chief Financial Officer Rule 13a-14(a)/15d-14(a) Certification
32.1	Chief Executive Officer Section 1350 Certification
32.2	Chief Financial Officer Section 1350 Certification
97.1	Escalade, Incorporated Amended and Restated Policy for Recovery of Incentive Compensation. Incorporated by reference from Exhibit 97.1 to the Company's Form 10-K for the fiscal year ended December 31, 2023 and filed on March 29, 2024.
99.1	Fourth Amendment effective as of September 1, 2023 to the Amended and Restated Credit Agreement dated as of January 21, 2022 among Escalade, Incorporated, Indian Industries, Inc., each of their domestic subsidiaries, and JPMorgan Chase Bank, N.A., as Administrative Agent (which Amendment Escalade has determined did not contain any material new or amended terms). Incorporated by reference from Exhibit 99.1 to the Company's 2023 Third Quarter Report on Form 10-Q filed on October 26, 2023.
101.Cal	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.Def	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.Lab	Inline XBRL Taxonomy Extension Label Linkbase Document
101.Pre	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.Ins	Inline XBRL Instance Document
101.Sch	Inline XBRL Taxonomy Extension Schema Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

ITEM 16—FORM 10-K SUMMARY
None.

ESCALADE, INCORPORATED AND SUBSIDIARIES

Index to Financial Statements

The following consolidated financial statements of the Registrant and its subsidiaries and Independent Accountants' Reports are submitted herewith:

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Escalade, Incorporated

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of Escalade, Incorporated (an Indiana corporation) and subsidiaries (the "Company") as of December 31, 2024, the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2024, and the related notes, collectively referred to as the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 10, 2025 expressed an adverse opinion.

We also have audited the adjustments to the 2023 information in Note 11 to retrospectively apply the change in accounting (resulting from the adoption of Accounting Standards Update (ASU) 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*), as described in Note 1. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2023 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2023 financial statements taken as a whole.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill impairment assessment for the Escalade Sports reporting unit

As described further in Note 1 and Note 5 to the consolidated financial statements, the goodwill balance as of December 31, 2024, was $42.3 million, of which all of that balance was allocated to the Escalade Sports reporting unit. The Company reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The Company estimates the fair value of the Escalade Sports reporting unit by using a combination of the income and market approaches to perform the impairment assessment. We identified the determination of the Escalade Sports reporting unit's fair value used in the goodwill impairment assessment as a critical audit matter.

The audit of the fair value and the related assumptions required a high degree of auditor judgment, including the need to involve our fair value specialists when testing the reasonableness of the models and methodologies used by management. Additionally, the fair value estimate contained highly judgmental and significant assumptions such as the revenue projections, assumed gross profit margins, and the assumed EBITDA margins.

Our audit procedures related to the goodwill impairment assessment for the Escalade Sports reporting unit included the following, among others.

- We tested the effectiveness of internal controls over the goodwill impairment analysis, including those over the inputs and assumptions used in the projections.

- We evaluated the reasonableness of management's projections by comparing the projections to historical financial results, independent estimates, and industry reports.

- We performed sensitivity analyses of certain significant assumptions to evaluate the changes in fair value that would result from changes in the growth rate and EBITDA margin assumptions with the assistance of our fair value specialists.

- We evaluated the reasonableness of the valuation methodologies, certain assumptions used within the models, and tested the mathematical accuracy of the valuation models with the assistance of our fair value specialists.

GRANT THORNTON LLP
/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2024.

St. Louis, Missouri
March 10, 2025

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Escalade, Incorporated

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Escalade, Incorporated (an Indiana corporation) and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in the 2013 *Internal Control— Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, because of the effect of the material weakness described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control— Integrated Framework* issued by COSO.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment.

There were certain material estimates/calculations that were prepared or compiled by the CFO. Because of this individual being the CFO there is not an individual in a supervisory role reviewing these.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2024. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated March 10, 2025, which expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

GRANT THORNTON LLP
/s/ GRANT THORNTON LLP

St. Louis, Missouri
March 10, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors, and Audit Committee
Escalade, Incorporated

Opinion on the Consolidated Financial Statement

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting (as described in Notes 1 and 11) and the disclosure of "Net sales by geographic region/country" (as described in Note 11), the accompanying consolidated balance sheet of Escalade, Incorporated (the "Company") as of December 31, 2023, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements referred to above, before the effects of the adjustments to retrospectively apply the change in accounting (as described in Notes 1 and 11) and disclosure of "Net sales by geographic region/country" (as described in Note 11), present fairly, in all material respects, the consolidated financial position of Escalade, Incorporated as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting (as described in Notes 1 and 11) and disclosure of "Net sales by geographic region/country" (described in Note 11) and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Grant Thornton, LLP.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ FORVIS, LLP

We have served as Escalade, Incorporated's auditor from 1977 to 2024.

Tysons, VA
March 29, 2024

ESCALADE, INCORPORATED AND SUBSIDIARIES
Consolidated Balance Sheets

All Amounts in Thousands Except Share Information	December 31, 2024	December 31, 2023
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 4,194	$ 16
Receivables, less allowance for credit losses of $694 and $652; respectively	48,768	49,985
Inventories	76,025	92,462
Prepaid expenses	4,372	4,280
Prepaid income tax	465	88
TOTAL CURRENT ASSETS	133,824	146,831
Property, plant and equipment, net	22,221	23,786
Assets held for sale	--	2,653
Operating lease right-of-use assets	1,186	8,378
Intangible assets, net	25,838	28,640
Goodwill	42,326	42,326
Other assets	935	391
TOTAL ASSETS	$226,330	$253,005
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 7,143	$ 7,143
Trade accounts payable	11,858	9,797
Accrued liabilities	15,050	15,283
Current operating lease liabilities	444	1,041
TOTAL CURRENT LIABILITIES	34,495	33,264
Long-term debt	18,452	43,753
Deferred income tax liability, net	3,302	3,125
Operating lease liabilities	787	7,897
Other liabilities	297	387
TOTAL LIABILITIES	57,333	88,426
Commitments and contingencies	--	--
Stockholders' equity:		
Preferred stock		
Authorized: 1,000,000 shares, no par value, none issued	--	--
Common stock		
Authorized: 30,000,000 shares, no par value		
Issued and outstanding: 2024 —13,732,719 shares, 2023 —13,736,800 shares	4,218	4,480
Retained earnings	164,779	160,099
TOTAL STOCKHOLDERS' EQUITY	168,997	164,579
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$226,330	$253,005

See notes to consolidated financial statements.

ESCALADE, INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Operations

	Years Ended	
	December 31,	December 31,
All Amounts in Thousands Except Per Share Data	2024	2023
Net Sales	$251,510	$263,566
Costs and Expenses		
Cost of products sold	189,306	201,795
Selling, administrative and general expenses	43,303	41,480
Amortization	2,802	2,480
Gain on sale of assets held for sale	(3,905)	--
Operating Income	20,004	17,811
Other Income (Expense)		
Interest expense	(2,302)	(5,349)
Other income (expense)	74	31
Income Before Income Taxes	17,776	12,493
Provision for Income Taxes	4,790	2,664
Net Income	$12,986	$9,829
Earnings Per Share Data:		
Basic earnings per share	$ 0.94	$ 0.72
Diluted earnings per share	$ 0.93	$ 0.71

See notes to consolidated financial statements.

ESCALADE, INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity

All Amounts in Thousands	Common Stock		Retained	
	Shares	**Amount**	**Earnings**	**Total**
Balances at December 31, 2022	13,594	$2,025	$156,450	$158,475
Net income	--	--	9,829	9,829
Expense of restricted stock units	--	2,008	--	2,008
Settlement of restricted stock units	108	--	--	--
Dividends declared	--	--	(6,180)	(6,180)
Stock issued to directors as compensation	4	52	--	52
Issuance of common stock for service	31	395	--	395
Balances at December 31, 2023	13,737	$4,480	$160,099	$164,579
Net income	--	--	12,986	12,986
Expense of restricted stock units	--	1,932	--	1,932
Settlement of restricted stock units	140	--	--	--
Dividends declared	--	--	(8,306)	(8,306)
Purchase of stock	(144)	(2,194)	--	(2,194)
Balances at December 31, 2024	13,733	$4,218	$164,779	$168,997

See notes to consolidated financial statements.

ESCALADE, INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Cash Flows

All Amounts in Thousands	Years Ended	
	December 31, 2024	December 31, 2023
Operating Activities:		
Net Income	$ 12,986	$ 9,829
Reconciling adjustments:		
Depreciation and amortization	6,041	5,671
Allowance for credit losses	747	566
Stock option and restricted stock unit expense	1,932	2,008
Common stock issued in lieu of bonus to officers	--	395
Director stock compensation	--	52
Deferred income taxes	177	(1,391)
Gain on disposals of assets	(3,651)	(111)
Changes in		
Accounts receivable	470	6,867
Inventories	16,437	29,409
Prepaids and other assets	(1,724)	752
Accounts payable and accrued expenses	2,634	(5,719)
Net cash provided by operating activities	36,049	48,328
Investing Activities:		
Purchase of property and equipment	(2,038)	(2,085)
Proceeds from sale of property and equipment	5,967	140
Net cash provided by (used in) investing activities	3,929	(1,945)
Financing Activities:		
Dividends paid	(8,306)	(6,180)
Proceeds from issuance of long-term debt	114,785	93,998
Payments on long-term debt	(140,085)	(137,983)
Deferred financing fees	--	(169)
Purchase of stock	(2,194)	--
Net cash used in financing activities	(35,800)	(50,334)
Increase (decrease) in Cash and Cash Equivalents	4,178	(3,951)
Cash and Cash Equivalents, beginning of year	16	3,967
Cash and Cash Equivalents, end of year	$4,194	$16
Supplemental Cash Flows Information		
Interest paid	$ 2,231	$ 5,330
Income taxes paid, net	$ 4,989	$ 4,260

See notes to consolidated financial statements.

Note 1 —   Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
Escalade, Incorporated and its wholly-owned subsidiaries (Escalade, the Company, we, us or our) are engaged in the manufacture and sale of sporting goods products. The Company is headquartered in Evansville, Indiana and currently has manufacturing facilities in the United States of America. The Company imports many of its raw materials and finished goods from countries outside of the United States, including but not limited to China, Brazil, Vietnam and Mexico. The Company sells products to customers primarily in North America with minimal sales throughout the remainder of the world.

Principles of Consolidation
The consolidated financial statements include the accounts of Escalade, Incorporated and its wholly-owned subsidiaries. All material inter-company accounts and transactions have been eliminated.

Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The books and records of subsidiaries located in foreign countries are maintained according to generally accepted accounting principles in those countries. Upon consolidation, the Company evaluates the differences in accounting principles and determines whether adjustments are necessary to convert the foreign financial statements to the accounting principles upon which the consolidated financial statements are based. As a result of this evaluation no material adjustments were identified.

Cash and Cash Equivalents
Highly liquid financial instruments with insignificant interest rate risk and with original maturities of three months or less are classified as cash and cash equivalents. Cash and cash equivalent balances may at times be in excess of federally insured limits. The Company maintains its cash and cash equivalent balances at high-credit quality financial institutions. Book overdrafts that result from outstanding checks in excess of our bank balance are reclassified to accrued liabilities. As of December 31, 2024, the Company reclassed $0.1 million of book overdrafts to accrued liabilities. As of December 31, 2023, the Company reclassed $3.4 million of book overdrafts to accrued liabilities.

Accounts Receivable
Revenue from the sale of the Company's products is recognized when obligations under the terms of a contract with our customer are satisfied; generally this occurs with the transfer of control of our goods at a point in time based on shipping terms and transfer of title. Accounts receivables are stated at the amount billed to customers, net of the allowance for credit losses and accrued discounts. Interest and late charges billed to customers are not material and, because collection is uncertain, are not recognized until collected and are therefore not included in accounts receivable. The Company provides an allowance for credit losses which is described in Note 2 – Certain Significant Estimates.

Inventories
We value inventories at the lower of cost (first-in, first-out) or net realizable value. We regularly review inventories for excess quantities and obsolescence based upon historical experience, specific identification of discontinued items, future demand, and market conditions. Work in process and finished goods inventory are determined to be saleable based on a demand forecast within a specific time horizon, generally one year or less.

Inventories at fiscal year-ends were as follows:

In Thousands	2024	2023
Raw materials	$2,721	$4,050
Work in process	2,370	2,308
Finished goods	70,934	86,104
	$76,025	$92,462

Property, Plant and Equipment
Property, plant and equipment are recorded at cost. Depreciation and amortization are computed for financial reporting purposes principally using the straight-line method over the following estimated useful lives: buildings, 20-30 years; leasehold improvements, term of the lease; machinery and equipment, 5-15 years; and tooling, dies and molds, 2-5 years. Property, plant and equipment consist of the following:

In Thousands	2024	2023
Land	$ 1,306	$ 1,306
Buildings and leasehold improvements	28,954	28,207
Machinery and equipment	27,616	29,194
Total cost	57,876	58,707
Accumulated depreciation and amortization	(35,655)	(34,921)
	$ 22,221	$ 23,786

Depreciation expenses relating to property, plant and equipment for the years ended December 31, 2024 and 2023 were $3.2 million and $3.2 million, respectively.

The Company evaluates the recoverability of certain long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimates of future cash flows used to test recoverability of long-lived assets include separately identifiable undiscounted cash flows expected to arise from the use and eventual disposition of the assets. Where estimated future cash flows are less than the carrying value of the assets, impairment losses are recognized based on the amount by which the carrying value exceeds the fair value of the assets. No asset impairment was recognized during the years ended 2024 or 2023.

We classify assets as held for sale when our management approves and commits to a formal plan of sale that is probable of being completed within one (1) year. Assets designated as held for sale are recorded at the lower of their current carrying value or their fair market value, less costs to sell, beginning in the period in which the assets meet the criteria to be classified as held for sale.

During 2024, the Company completed the sale of its Mexico facility for $6.6 million. The Company received cash proceeds of $5.9 million, with the remaining $0.7 million deposited in an escrow account. The Company recognized a gain of $3.9 million, included in operating income in the Consolidated Statement of Operations.

Goodwill and Intangible Assets
Goodwill represents the excess of the purchase price over fair value of net tangible and identifiable intangible assets of acquired businesses. Intangible assets consist of patents, consulting agreements, non-compete agreements, customer lists, developed technology, license agreements, and trade names. Goodwill is deemed to have an indefinite life and is not amortized. Other intangible assets are amortized using the straight-line method over the following lives: license agreements, 17 years; developed technology, 5 years; trade names, 20 years to indefinite life; consulting agreements, the life of the agreement; customer lists, 3 to 15 years; non-compete agreements, the lesser of the term or 5 years; and patents, the lesser of the remaining life or 5 to 15 years.

The Company reviews goodwill and other indefinite lived intangibles for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable, in accordance with guidance in FASB ASC 350, *Intangibles – Goodwill and Other*. If we determine that the carrying value of the indefinite lived intangible is greater than the fair value, we record a permanent impairment charge for the amount by which the carrying value exceeds its fair value. We measure the fair value of our reporting unit based on a guideline company method and discounted cash flow method using a discount rate determined by Management to be commensurate with the risk inherent in our reporting unit's current business model. The fair market value was determined by weighting the two methods equally. Management performed a quantitative impairment analysis as of November 1, 2024 for goodwill, which included a detailed calculation of the fair value of our reporting unit. A Step 0 analysis was performed for 2023. Additionally, a Step 0 analysis was performed during 2024 and 2023 for our indefinite lived trade names. The results of these impairment analyses indicated that the fair values of the trade names and reporting unit are not less than their carrying values. Our estimates of discounted cash flows, selected multiples and market value of invested capital to derive the fair value were measured in accordance with ASC 350, *Intangibles – Goodwill and Other*. Inputs to determine the fair value are considered to be level 3 inputs. We are using estimates of discounted cash flows that may change, and if they change negatively it could result in the need to write down those assets to fair value.

Employee Incentive Plan
During 2017, the Company approved an incentive plan explained in Note 9. The Company accounts for this plan under the recognition and measurement principles of FASB ASC 718, *Equity Based Payments*.

Debt Issuance Costs
Costs incurred with the issuance of the Company's senior revolving credit facility have been deferred and amortized over the term of the facility as a component of interest expense using the straight-line method. These deferred costs are included in other assets in the consolidated balance sheets.

Foreign Currency
The functional currency for the foreign operations of Escalade is the U.S. dollar. Gains or losses resulting from foreign currency transactions are included in selling, general and administrative expense in the Consolidated Statements of Operations and were insignificant in fiscal years 2024 and 2023.

Cost of Products Sold
Cost of products sold is comprised of those costs directly associated with or allocated to the products sold and include materials, labor and factory overhead.

Research and Development
Research and development costs are charged to expense as incurred. Research and development costs incurred during 2024 and 2023 were approximately $3.2 million and $3.1 million, respectively.

Selling, General and Administrative Expense
Selling, general and administrative expenses include personnel-related costs, including stock-based compensation, selling, advertising, and other general operating expenses. Advertising costs are expensed in the period incurred. Total advertising expenses incurred during 2024 and 2023 were approximately $7.2 million and $6.9 million, respectively.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets may be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are regularly reviewed for realizability, and a valuation allowance is established when the Company believes it is more likely than not the tax benefit of such assets will not be realized, taking into consideration historical operating results, expectations of future earnings, tax planning strategies, and the expected timing of the reversals of existing temporary differences.

The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more likely than not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes through the provision for income taxes. The Company recognizes interest and penalties relating to uncertain tax provisions as a component of interest expense and selling, general and administrative costs, respectively in the Company's financial statements.

New Accounting Pronouncements and Changes in Accounting Principles

Standards Adopted:

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which enhances reporting requirements under Topic 280. ASU 2023-07 requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within the segment measure of profit or loss, an amount and description of its composition for other segment items to reconcile to segment profit or loss, and the title and position of the entity's CODM. The Company adopted ASU 2023-07 during the year ended December 31, 2024. As a result, we have enhanced our segment disclosures to include the disclosure of our CODM. The adoption of this ASU affects only our disclosures, with no impact to our financial condition and results of operation.

New Accounting Standards to be Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* This amendment requires entities to provide additional information in the income tax rate reconciliation and additional disclosures about income taxes paid. The amendment requires entities to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories if the items meet a quantitative threshold. The amendment is effective for annual periods beginning after December 15, 2024, and should be applied prospectively, but entities have the option to apply it retrospectively for each period presented. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is in the process of evaluating the impact of the new standard on the related disclosures.

In November 2024, the FASB issued ASU 2024.03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* This amendment requires additional disclosures of certain costs and expenses within the notes to the financial statements. The updated standard is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is in the process of evaluating the impact that the updated standard will have on our financial statement disclosures.

Note 2 —   Certain Significant Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the consolidated financial statements; and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are evaluated on an ongoing basis and are based on experience; current and expected future conditions; third party evaluations; and various other assumptions believed reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and liabilities. Actual results may differ from the estimates and assumptions used in the financial statements and related notes.

Listed below are certain significant estimates and assumptions related to the preparation of the consolidated financial statements:

Product Warranty

The Company provides limited warranties on certain of its products, for varying periods. Generally, the warranty periods range from 30 days to one year. However, some products carry extended warranties of three-year, five-year, seven-year, ten-year, fifteen-year, and lifetime warranties. The Company records an accrued liability and reduction in sales for estimated future warranty claims based upon historical experience and management's estimate of the level of future claims. Changes in the estimated amounts recognized in prior years are recorded as an adjustment to the accrued liabilities and sales in the current year.

Changes in product warranty were as follows:

In Thousands	2024	2023
Beginning balance	$ 590	$ 1,013
Additions	1,690	528
Deductions	(1,631)	(951)
Ending balance	$ 649	$ 590

Allowance for Credit Losses

The Company provides an allowance for credit losses based upon a review of outstanding receivables, historical collection experience and financial condition of the customer. Accounts receivables are ordinarily due between 30 and 60 days after the issuance of the invoice. Changes in allowance for credit losses were as follows:

In Thousands	2024	2023
Beginning balance	$ 652	$ 492
Additions	747	566
Deductions	(705)	(406)
Ending balance	$ 694	$ 652

Note 3 — Accrued Liabilities

Accrued liabilities consist of the following:

In Thousands	2024	2023
Employee compensation	$ 4,635	$ 2,653
Customer co-op and volume allowances	1,543	1,671
Customer return accruals and other allowances	5,165	3,654
Other accrued items	3,707	7,305
	$ 15,050	$ 15,283

Note 4 — Leases

We have operating leases for office, manufacturing and distribution facilities as well as for certain equipment. Our leases have remaining lease terms of 1 year to 4 years. As of December 31, 2024, the Company has not entered into any lease arrangements classified as a finance lease.

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities and operating lease liabilities on our consolidated balance sheet. The Company has elected an accounting policy to not recognize short-term leases (total expected use of one year or less) on the balance sheet. The Company also elected the package of practical expedients which applies to leases that commenced before the adoption date. By electing the package of practical expedients, the Company did not need to reassess the following: whether any existing contracts are or contain leases, the lease classification for any existing leases and initial direct costs for any existing leases.

ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. When the implicit rate of the lease is not provided or cannot be determined, we use our incremental borrowing rate based on the information available at the commencement date to determine the present value of future payments. Lease terms may include options to extend or terminate the lease and are factored into the ROU asset/liability when it is reasonably certain that we will exercise those options. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

On December 31, 2024, the Company terminated its long-term lease for its facility in Orlando, FL. The initial expiration date of the lease was January 2033. The removal of the related ROU asset and lease liability created a non-cash gain of $522 thousand. As part of the termination agreement, the Company received a payment of $500 thousand from the lessor. This coupled with the removal of the ROU asset and lease liability, offset by related expenses to settle the lease, resulted in a net gain on lease termination of $685 thousand, recorded as a reduction to cost of products sold in the consolidated statement of operations. The $500 thousand payment received is netted against operating lease operating cash flows below.

Components of lease expense and other information are as follows:

All Amounts in Thousands	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023
Lease Expense		
Operating Lease Cost	$1,341	$1,522
Short-term Lease Cost	1,228	1,998
Variable Lease Cost	529	464
Gain on Lease Termination	(685)	--
Total Operating Lease Cost	$2,413	$3,984
Operating Lease – Operating Cash Flows	$991	$1,020
New ROU Assets/Liabilities – Operating Leases (non-cash)	$52	$325

Other information about lease amounts recognized in our consolidated financial statements is summarized as follows:

	Period Ended December 31, 2024	Period Ended December 31, 2023
Weighted Average Remaining Lease Term – Operating Leases	2.84 years	8.09 years
Weighted Average Discount Rate – Operating Leases	6.23%	5.20%

Future minimum lease payments under non-cancellable leases as of December 31, 2024 were as follows:

All Amounts in Thousands	
2025	$506
2026	442
2027	334
2028	65
2029	--
Thereafter	--
Total future minimum lease payments	1,347
Less imputed interest	(116)
Total	$1,231

Note 5 —   Acquired Intangible Assets and Goodwill

The carrying basis and accumulated amortization of recognized intangible assets are summarized in the following table:

In Thousands	2024		2023	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents	24,715	24,533	24,715	24,410
Non-compete agreements	2,749	2,749	2,749	2,749
Customer list	22,017	13,122	22,017	11,466
Trade names	18,636	1,875	18,636	1,339
Developed technology	475	475	475	475
License agreements	700	700	700	213
	69,292	43,454	69,292	40,652

Amortization expense was $2.8 million and $2.5 million for 2024 and 2023, respectively. At December 31, 2024, the net carrying amount of trade names includes $7.8 million related to indefinite-lived intangible assets which are not amortized but are evaluated for impairment at least annually.

Estimated future amortization expense is summarized in the following table:

All Amounts in Thousands	
2025	$2,265
2026	2,218
2027	2,132
2028	1,482
2029	1,374
Thereafter	8,583
Subtotal	18,054
Indefinite-lived intangible asset balance	7,784
Total	$25,838

Consistent with our operating segment conclusion, we have concluded one reporting unit exists and all goodwill and indefinite lived intangibles are allocated to that reporting unit. There were no changes to the carrying amount of goodwill in 2024 or 2023.

Note 6 —   Borrowings

On January 21, 2022, the Company and its wholly owned subsidiary, Indian Industries, Inc. ("Indian"), entered into an Amended and Restated Credit Agreement ("2022 Restated Credit Agreement") with its issuing bank, JP Morgan Chase Bank, N.A. ("Chase"), and the other lenders identified in the 2022 Restated Credit Agreement (collectively, the "Lenders"). Under the terms of the 2022 Restated Credit Agreement, Old National Bank was added as a Lender. The Lenders made available to the Company a senior revolving credit facility with increased maximum availability of $65.0 million (the "Revolving Facility"), up from $50.0 million, plus an accordion feature that would allow borrowings up to $90.0 million under the Revolving Facility subject to certain terms and conditions. The maturity date of the revolving credit facility was extended to January 21, 2027. The Company may prepay the Revolving Facility, in whole or in part, and reborrow prior to the revolving loan maturity date. The Restated Credit Agreement further extended the maturity date for the term loan facility to January 21, 2027.

In addition to the increased borrowing amount and extended maturity date, the 2022 Restated Credit Agreement provided a $7.5 million swingline commitment by Chase, replaced LIBOR with the replacement benchmark secured overnight financing rate, and adjusted certain financial covenants relating to the fixed charge coverage ratio.

On July 18, 2022, the Company entered into the First Amendment (the "First Amendment") to the 2022 Restated Credit Agreement. Under the terms of the First Amendment, the Lenders increased the maximum availability under the senior revolving credit facility from $65.0 million to $75.0 million pursuant to the accordion feature in the 2022 Restated Credit Agreement. The First Amendment also adjusted the funded debt to EBITDA ratio financial covenant to 3:00 to 1:00 as of the end of the Company's third and fourth fiscal quarters of 2022.

On October 26, 2022, the Company entered into the Second Amendment (the "Second Amendment") to the 2022 Restated Credit Agreement. Under the terms of the Second Amendment, the Lenders increased the maximum availability under the senior revolving credit facility from $75.0 million to $90.0 million pursuant to the accordion feature in the 2022 Restated Credit Agreement. The Second Amendment adjusted the funded debt to EBITDA ratio financial covenant to 3:25 to 1:00 as of the end of the Company's third and fourth fiscal quarters of 2022 and 3:00 to 1:00 as of the end of the Company's first fiscal quarter of 2023. The Second Amendment also modified the EBITDA definition to permit add-backs of a) up to $2.0 million for disposition related expenses; and b) up to $2.0 million for unusual or non-recurring expenses which are incurred prior to the end of fiscal year 2023 and which are subject to the approval of the Administrative Agent.

On May 8, 2023, the Company entered into the Third Amendment (the "Third Amendment") to the Restated Credit Agreement. The Third Amendment adjusted the funded debt to EBITDA ratio financial covenant to 4:25 to 1:00 as of the end of the Company's second fiscal quarter of 2023, 3:00 to 1:00 as of the end of the Company's third fiscal quarter of 2023, and 2:75 to 1:00 as of the end of the Company's fourth fiscal quarter of 2023 and thereafter. The Third Amendment adjusted the fixed charge coverage ratio covenant to 1:10 to 1:00 commencing as of the Company's fourth fiscal quarter of 2023 and 1:25 to 1:00 as of the end of the Company's first fiscal quarter of 2024 and thereafter. For the Company's second and third fiscal quarters in 2023, the Third Amendment suspended the fixed charge coverage ratio covenant and added a minimum EBITDA covenant of $22.5 million as of the end of each such fiscal quarter. Under the terms of the Third Amendment, the Company and the Lender also agreed to decrease the maximum availability under the senior revolving credit facility from $90.0 million to $75.0 million, upon the consummation of the sale of the Company's Mexican subsidiary and the dissolution of Escalade Insurance, Inc. The proceeds from such sale and dissolution, respectively, were used to partially prepay the amounts outstanding under the revolving credit facility. As reflected in the Fourth Amendment to the Restated Credit Agreement effective September 1, 2023, the maximum availability of the senior revolving credit facility was reduced to $85.0 million following the dissolution of Escalade Insurance, Inc.

On October 11, 2024, the Company entered into the Fifth Amendment (the "Fifth Amendment") to the Restated Credit Agreement. The Fifth Amendment eliminated the fixed charge coverage ratio covenant and related provisions. The fixed charge ratio covenant was replaced by a new minimum interest coverage ratio covenant of 3.50 to 1:00 effective September 30, 2024. Under the terms of the Fifth Amendment, the Company and the Lender also agreed to decrease the maximum availability under the senior revolving credit facility from $75.0 million to $60.0 million, but added an accordion feature that could increase the facility in an amount not to exceed $85.0 million. The Fifth Amendment further revised the restricted payments covenant to provide that if at any time the Company's Funded Debt to EBITDA Ratio would exceed 1.75 to 1.0, then the aggregate combined total of cash dividends and Company share repurchases may not exceed $12.0 million in any trailing twelve month period.

Each loan will bear interest based on the applicable SOFR rate for the interest period in effect plus the Applicable Rate. The Applicable Rate shall be determined as of the end of each quarter based upon Escalade's Funded Debt to Adjusted Ratio as of the most recent determination date:

Funded Debt to EBITDA Ratio	Revolving Commitment ABR Spread	Revolving Commitment Term Benchmark Spread	Letter of Credit Fee	Commitment Fee Rate
Category 1 Greater than or equal to 2.50 to 1.0	0.25%	2.00%	2.00%	0.30%
Category 2 Greater than or equal to 1.50 to 1.0 but less than 2.50 to 1.0	-0-	1.75%	1.75%	0.25%
Category 3 Less than 1.50 to 1.0	(0.25%)	1.50%	1.50%	0.20%

The Applicable Rate is determined as of the end of each quarter based upon the Company's annual or quarterly consolidated financial statements and is effective during the period commencing the date of delivery to the agent. The Company's indebtedness under the 2022 Restated Credit Agreement continues to be collateralized by liens on all of the present and future equity of each of the Company's and Indian's domestic subsidiaries and substantially all of the assets of the Company (excluding real estate). Each direct and indirect domestic subsidiary of the Company and Indian has secured its guaranty of indebtedness incurred under the revolving facility with a first priority security interest and lien on all of such subsidiary's assets. The obligations, guarantees, liens and other interests granted by the Company, Indian, and their domestic subsidiaries continues in full force and effect. The Company was in compliance with the debt covenants set forth in the 2022 Restated Credit Agreement as of December 31, 2024.

Long-Term Debt

Long-term debt at fiscal year-ends was as follows:

In Thousands	2024	2023
Senior secured revolving credit facility of $60.0 million with a maturity of January 21, 2027. The interest rate at December 31, 2024 was 7.25% and 8.54% at December 31, 2023.	$ --	$ 18,158
Term loan of $50.0 million with a maturity date of January 21, 2027. The interest rate at December 31, 2024 and December 31, 2023, was 2.97%.	25,595	32,738
	25,595	50,896
Current portion of long-term debt	(7,143)	(7,143)
	$ 18,452	$ 43,753

The Company makes monthly principal payments under the Term loan of $595 thousand. As of December 31, 2024, the Company had $52.3 million of availability on its senior secured revolving credit facility.

Note 7 —   Earnings Per Share

The shares used in the computation of the Company's basic and diluted earnings per common share are as follows:

In Thousands	2024	2023
Weighted average common shares outstanding	13,844	13,714
Dilutive effect of stock options and restricted stock units	197	190
Weighted average common shares outstanding, assuming dilution	14,041	13,904
Number of anti-dilutive stock options and unvested restricted stock units	--	--

Weighted average common shares outstanding, assuming dilution, includes the incremental shares that would be issued upon the assumed exercise of stock options outstanding.

Note 8 —   Employee Benefit Plans

The Company has an employee profit-sharing salary reduction plan, pursuant to the provisions of Section 401(k) of the Internal Revenue Code, for all employees. The Company's contribution is a matching percentage of the employee contribution as determined by the Board of Directors annually. The Company's expenses for the plan were $1.0 million and $1.1 million for 2024 and 2023, respectively.

Note 9 —   Stock Compensation Plans

In May 2017, Shareholders approved the Escalade, Incorporated 2017 Incentive Plan (2017 Incentive Plan), which is an incentive plan for key employees, directors and consultants with various equity-based incentives as described in the plan document. The 2017 Incentive Plan is a replacement for the 2007 Incentive Plan, which expired at the end of April 2017.

The 2017 Incentive Plan is administered by the Board of Directors or a committee thereof, which is authorized to determine, among other things, the key employees, directors or consultants who will receive awards under the plan, the amount and type of award, exercise prices or performance criteria, if applicable, and vesting schedules. Under the original terms of the plan and subject to various restrictions contained in the plan document, the total number of shares of common stock which may be issued pursuant to awards under the Plan may not exceed 1,661,598.

Restricted Stock Awards
In 2024, the Company awarded 12,900 restricted stock units to directors and 130,800 restricted stock units to employees. The restricted stock units awarded to directors time vest over two years (one-half one year from grant date and one-half two years from grant date) provided that the director is still a director of the Company at the vest date. Director restricted stock units are subject to forfeiture, except for termination of services as a result of retirement, death or disability, if on the vesting date the director no longer holds a position with the Company. All of the 2024 restricted stock units awarded to employees time vest over three years (one-third one year from grant, one-third two years from grant and one-third three years from grant) provided that the employee is still employed by the Company on the vesting date. The Company has elected to account for forfeitures when they actually occur.

A summary of restricted stock awards activity is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested stock units as of December 31, 2022	252,029	$14.33
Granted	166,763	12.68
Vested	(107,031)	13.97
Forfeited	(6,635)	13.31
Non-vested stock units as of December 31, 2023	305,126	$13.58
Granted	143,700	12.86
Vested	(140,502)	13.91
Forfeited	(1,002)	12.98
Non-vested stock units as of December 31, 2024	307,322	$13.09

The closing market price of the Company's stock on the grant date is used to value restricted stock units. In 2024 and 2023 the Company recognized $1.9 million and $2.0 million, respectively, in compensation expense related to restricted stock units and as of December 31, 2024 and December 31, 2023, there was $1.3 million and $1.4 million, respectively, of unrecognized compensation expense related to restricted stock units. The unrecognized compensation expense of unvested restricted stock awards not yet recognized as of December 31, 2024 are expected to be recognized over the weighted average period of 1.35 years.

Note 10 —   Provision for Taxes

Income before taxes and the provision for taxes consisted of the following:

In Thousands	2024	2023
Income before taxes:	$ 17,776	$ 12,493
Provision (benefit) for taxes:		
Current		
Federal	$ 3,985	$ 3,472
State	627	583
	4,612	4,055
Deferred		
Federal	188	(1,230)
State	(10)	(161)
	178	(1,391)
	$ 4,790	$ 2,664

The provision for income taxes was computed based on income before taxes. A reconciliation of the provision for income taxes to the amount computed using the statutory rate follows:

In Thousands	2024	2023
Income tax at statutory rate	$ 3,733	$ 2,623
Increase (decrease) in income tax resulting from		
State tax expense, net of federal effect	487	333
Federal true-ups	121	(53)
Federal tax credits	(158)	(405)
Sale of Harvard Sports	582	--
Captive insurance earnings	--	(112)
Incentive stock options	(8)	33
Other	33	245
Recorded provision for income taxes	$ 4,790	$ 2,664

The provision for income taxes was computed based on income before taxes. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and multiple state and foreign jurisdictions. The Company is subject to future examinations by federal, state and other tax authorities for all years after 2020.

The Company has state, net of federal benefit, research tax credit carryforwards of $322 thousand as of December 31, 2024. The state research tax credit carryforwards begin to expire in 2026. A valuation allowance has been established in the amount of $322 thousand as of December 31, 2024 related to the state tax credit carryforwards, leaving an ending deferred, net of federal benefit, in the amount of zero. The increase in the valuation allowance relates to the decrease in the projected tax liability which would be offset by the credit carryforward. The valuation allowance is based on the historical results and estimated future results of the Company, as it is the judgment of management not all of these tax carryforward attributes will be realized before they begin to expire.

At December 31, 2024, the Company had domestic federal income taxes receivable of $254 thousand, domestic state income taxes receivable of $211 thousand, and transition tax payable of $297 thousand recorded. At December 31, 2023, the Company had domestic federal income taxes receivable of $150 thousand, domestic state income taxes payable of $62 thousand, and transition tax payable of $387 thousand recorded.

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2024 and 2023 are as follows:

In Thousands	2024	2023
Assets		
Valuation reserves	$ 1,350	$ 1,088
Stock based compensation	217	295
Federal and state credits	322	840
Lease obligation	288	2,090
Other	4	28
Capitalized research costs	2,714	2,104
Total assets	4,895	6,445
Liabilities		
Property and equipment	(864)	(1,206)
Goodwill and intangible assets	(6,139)	(5,732)
Lease – right of use asset	(277)	(1,959)
Prepaid insurance	(595)	(354)
Total liabilities	(7,875)	(9,251)
Valuation Allowance		
Beginning balance	(319)	(351)
(Increase) Decrease during period	(3)	32
Ending balance	(322)	(319)
	$ (3,302)	$ (3,125)

The following table reconciles the total amounts of unrecognized tax benefits:

In Thousands	2024	2023
Balance at beginning of year	$ -	$ 20
Closure of tax years	-	(20)
Balance at end of year	$--	$--

The total amount of unrecognized tax benefits, net of federal income tax benefits, were zero at December 31, 2024 and December 31, 2023.

The Company had no accrued interest and penalties related to taxes, recognized as a liability, as of December 31, 2024.

The Company has assessed its risk associated with all tax return positions and believes its tax reserve estimate reflects its best estimate of the deductions and positions it will be able to sustain, or it may be willing to concede as part of a settlement. At this time, the Company does not anticipate any change in its tax reserves in the next twelve months. The Company will continue to monitor the progress and conclusion of all audits and will adjust its estimated liability as necessary.

Note 11 — Operating Segment and Geographic Information

The Company operates as one operating segment. The Company's chief operating decision maker ("CODM") is its president and chief executive officer, who reviews financial information presented on a consolidated basis. The CODM uses consolidated net sales and consolidated net income to assess financial performance and allocate resources.

Reconciliation to net income:

In Thousands	2024	2023
Net Sales		
Sporting Goods	$ 251,510	$ 263,566
Total Net Sales	$ 251,510	$ 263,566
Sporting Goods Segment Operating Expenses:		
Cost of products sold	$ 189,306	$ 201,795
Other operating expenses	39,116	44,275
Sporting Goods segment expenses	228,422	246,070
Sporting Goods Segment Operating Income	23,088	17,496
Unallocated corporate (expense) income	(3,084)	315
Total Operating Income	$ 20,004	$ 17,811
Consolidated Other Income (Expense):		
Interest expense	(2,302)	(5,349)
Other income	74	31
Total Income Before Income Taxes	$ 17,776	$ 12,493
Sporting Goods Segment Provision for Income Taxes	5,732	3,411
Unallocated benefit for taxes	(942)	(747)
Total Net Income	$ 12,986	$ 9,829
Identifiable Assets		
Sporting Goods	$ 217,941	$ 246,875
Corporate	8,389	6,130
Total Identifiable Assets	$ 226,330	$ 253,005
Depreciation and Amortization		
Sporting Goods	$ 6,041	$ 5,671
Unallocated corporate	--	--
Total Depreciation and Amortization	$ 6,041	$ 5,671
Capital Expenditures		
Sporting Goods	$ 2,038	$ 2,085
Corporate	--	--
Total Capital Expenditures	$ 2,038	$ 2,085

There were no changes to the composition of segments in 2024. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

The Sporting Goods segment consists of home entertainment products such as table tennis tables and accessories; basketball goals; pickleball; pool tables and accessories; outdoor playsets; water sports; soccer and hockey tables; archery equipment and accessories; and fitness, arcade and darting products. Customers include retailers, dealers and wholesalers located throughout North America, Europe and the rest of the world.

All Other consists of general and administrative expenses not specifically related to the operating business segment.

The Company had net assets of $5.3 million located in Mexico as of December 31, 2023. There were no assets in Mexico as of December 31, 2024.

During 2024 and 2023, the Company had one customer that accounted for approximately 19% and 20%, respectively, of the Company's revenues. During 2024 and 2023, the Company had another customer which accounted for approximately 13% and 11%, respectively, of the Company's revenues.

As of December 31, 2024 and December 31, 2023, the Company had approximately 25% and 29%, respectively, of its total accounts receivable with one customer.

As of December 31, 2024, approximately 28 employees of the Company's labor force were covered by a collective bargaining agreement that expired on January 31, 2025. The impact is expected to be immaterial to operations.

Net sales are attributed to country based on location of customer. Net sales by geographic region/country were as follows:

In Thousands	2024	2023
United States	$ 239,472	$ 252,536
Canada	5,579	4,924
Australia	1,669	1,462
Other	4,790	4,644
	$ 251,510	$ 263,566

Note 12 — Commitments and Contingencies

The Company is involved in litigation arising in the normal course of its business. The Company does not believe that the disposition or ultimate resolution of existing claims or lawsuits will have a material adverse effect on the business or financial condition of the Company. The Company has entered into various agreements whereby it is required to make minimum purchase commitments, royalty and license payments. The Company entered into a non-cancelable minimum purchase agreement during 2024 with a term of three years. The minimum purchases made during the current year related to this agreement were approximately $467 thousand. At December 31, 2024, the Company had future estimated minimum non-cancelable purchase commitments, royalty and license payments as follows:

In Thousands	Amount
2025	$ 2,747
2026	3,103
2027	5,622
2028	641
2029	664
Thereafter	--
	$ 12,777

Note 13 — **Fair Values of Financial Instruments**

Accounting Standard Codification ("ASC") 820, "Fair Value Measurement and Disclosures," outlines a valuation framework and creates a fair value hierarchy for assets and liabilities as follows:

- Level 1: Observable inputs such as quoted prices in active markets;
- Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable; and
- Level 3: Unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions.

Due to their short-term nature, the fair value of cash and cash equivalents, accounts receivable, accounts payable and certain other current liabilities approximated their carrying values at December 31, 2024 and December 31, 2023. The Company believes the carrying value of borrowings under our senior secured revolving credit facility, due to variable rate interest, adequately reflects the fair value of these instruments. We measure certain items at fair value on a nonrecurring basis, primarily goodwill, and long-lived tangible and ROU assets, in connection with periodic evaluations for potential impairment. We estimate the fair value of these assets using primarily unobservable inputs and, as such, these are considered Level 3 fair value measurements.

The Company discloses the fair value of its term loan using Level 2 inputs, which are estimated using treasury rates for a similar instrument, as follows:

	December 31, 2024		December 31, 2023	
In thousands	Carrying Value	Fair Value	Carrying Value	Fair Value
Term Loan Facility	$ 25,595	$ 23,528	$ 32,738	$ 29,439

Note 14 — **Revenue from Contracts with Customers**

Revenue Recognition – Revenue is recognized when a contract exists with a customer that specifies the goods to be provided at an agreed upon sales price and when the performance obligations under the terms of the contract are satisfied; generally this occurs with the transfer of control of our goods at a point in time based on shipping terms and transfer of control. Sales are made on normal and customary short-term credit terms or upon delivery of point-of-sale transactions. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods. Sales, value add, and other taxes we collect concurrent with revenue-producing activities are excluded from revenue. Shipping and handling fees charged to customers are reported within revenue.

The Company enters into contractual arrangements with customers in the form of customer orders that specify goods, quantity, pricing, and associated order terms. The Company does not have long-term contracts that are satisfied over time. Due to the nature of the contracts, no significant judgment exists in relation to the identification of the customer contract, satisfaction of the performance obligations, or transaction price. The Company expenses incremental costs of obtaining a contract due to the short-term nature of the contracts.

Gross-to-net sales adjustments – We recognize revenue net of various sales adjustments to arrive at net sales as reported on the statement of operations. These adjustments are referred to as gross-to-net sales adjustments and primarily fall into one of three categories; returns, warranties and customer allowances.

Returns – The Company records an accrued liability and reduction in sales for estimated product returns based upon historical experience. An accrued liability and reduction in sales is also recorded for approved return authorizations that have been communicated by the customer.

Warranties – Limited warranties are provided on certain products for varying periods. We record an accrued liability and reduction in sales for estimated future warranty claims based upon historical experience and management's estimate of the level of future claims. Changes in the estimated amounts recognized in prior years are recorded as an adjustment to the accrued liability and sales in the current year.

Customer Allowances – Customer allowances are common practice in the industry in which the Company operates. These agreements are typically in the form of advertising subsidies, volume rebates and catalog allowances and are accounted for as a reduction to gross sales. The Company reviews such allowances on an ongoing basis and adjusts, if necessary, as additional information becomes available.

Contract Balances – Amounts relating to returns and customer allowances create contract liabilities. Contract balances from contracts with customers are as follows:

In Thousands	2024	2023
Customer co-op and volume allowances	$ 1,543	$ 1,671
Other customer allowances	1,898	1,457
Customer returns and defectives accrual	3,267	2,197

January 1, 2023 balances for customer co-op and volume allowances, other customer allowances, and customer returns and defectives accrual were $1.6 million, $2.1 million, and $2.2 million, respectively. There are no revenues recognized in 2024 on performance obligations entered into in 2023. As of December 31, 2024, there were no unperformed performance obligations.

Contract assets consist of accounts receivables and the January 1, 2023 balance was $57.4 million, net of allowance for credit losses.

Disaggregation of Revenue – We generate revenue from the sale of widely recognized sporting goods brands in basketball goals, archery, indoor and outdoor game recreation and fitness products. These products are sold through multiple sales channels that include: mass merchants, specialty dealers, key on-line retailers ("E-commerce") and international. The following table depicts the disaggregation of revenue according to sales channel:

	Years Ended	
In Thousands	December 31, 2024	December 31, 2023
Gross Sales by Channel:		
Mass Merchants	$91,720	$88,991
Specialty Dealers	81,076	85,713
E-commerce	94,675	101,964
International	13,114	12,011
Other	3,371	3,975
Total Gross Sales	283,956	292,654
Less: Gross-to-Net Sales Adjustments		
Returns	8,665	8,426
Warranties	1,690	528
Customer Allowances	22,091	20,134
Total Gross-to-Net Sales Adjustments	32,446	29,088
Total Net Sales	251,510	263,566

Note 15 —   Subsequent Events

On February 6, 2025, the Board of Directors (the "Board") of Escalade, Incorporated announced that Armin Boehm has agreed to become the Company's new Chief Executive Officer and President. Mr. Boehm is expected to commence his employment with Escalade on or about April 1, 2025. Mr. Boehm has no family relationship with any other executive officer or director of Escalade. Mr. Boehm has not been involved in any related party transaction with Escalade.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESCALADE, INCORPORATED

By:

/s/ Walter P. Glazer, Jr.	March 10, 2025
Walter P. Glazer, Jr.	
President and Chief Executive Officer	

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Walter P. Glazer, Jr. Walter P. Glazer, Jr.	Chairman and Director and President and Chief Executive Officer	March 10, 2025
/s/ Katherine F. Franklin Katherine F. Franklin	Director	March 10, 2025
/s/ Edward E. Williams Edward E. Williams	Director	March 10, 2025
/s/ Richard Baalmann, Jr. Richard Baalmann, Jr.	Director	March 10, 2025
/s/ Patrick Griffin Patrick Griffin	Director	March 10, 2025
/s/ Stephen R. Wawrin Stephen R. Wawrin	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 10, 2025

61

Exhibit 21

ESCALADE, INCORPORATED AND SUBSIDIARIES

List of Subsidiaries at December 31, 2024

	State of or Other Jurisdiction of Incorporation	**Percent of Voting Securities Owned by Parent**
Parent		
Escalade, Incorporated	Indiana, USA	
Subsidiaries (1)		
Indian Industries, Inc.	Indiana, USA	100%
U.S. Weight, Inc.	Illinois, USA	100%
Lifeline Products, LLC	Illinois, USA	100%
Bear Archery, Inc.	Florida, USA	100%
Escalade Sports Playground, Inc.	North Carolina, USA	100%
Escalade Sports (Shanghai) Co., Ltd.	China	100%
Wedcor Holdings, Inc.	Indiana, USA	100%
EIM Company, Inc.	Nevada, USA	100%
SOP Services, Inc.	Nevada, USA	100%
Goalsetter Systems, Inc.	Iowa, USA	100%
Victory Tailgate, LLC	Florida, USA	100%
Victory Made, LLC	Florida, USA	100%

(1) Each subsidiary Company has been included in Consolidated Financial Statements for all periods following its acquisition. See Notes to Consolidated Financial Statements.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-218340) of Escalade, Incorporated of our report dated March 29, 2024, with respect to the consolidated financial statements of Escalade, Incorporated, included in this Annual Report on Form 10-K for the year ended December 31, 2024.

/s/ Forvis Mazars, LLP

Tysons, Virginia
March 10, 2025

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We have issued our report dated March 10, 2025, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of Escalade, Incorporated on Form 10-K for the year ended December 31, 2024. We consent to the incorporation by reference of said report in the Registration Statements of Escalade, Incorporated on Form S-8 (File No. 333-218340).

/s/ Grant Thornton, LLP

St. Louis, Missouri
March 10, 2025

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Walter P. Glazer, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Escalade, Incorporated;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15-15(f)) for the registrant and we have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2025

/s/ Walter P. Glazer, Jr.
Walter P. Glazer, Jr.
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Stephen R. Wawrin, certify that:

1. I have reviewed this annual report on Form 10-K of Escalade, Incorporated;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15-15(f)) for the registrant and we have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2025

/s/ Stephen R. Wawrin
Stephen R. Wawrin
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Escalade, Incorporated (the Company) on Form 10-K for the period ending December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Walter P. Glazer, Jr, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15 (d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

  /s/ Walter P. Glazer, Jr.
_____

Walter P. Glazer, Jr.
Chief Executive Officer
March 10, 2025

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Escalade, Incorporated (the Company) on Form 10-K for the period ending December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Stephen R. Wawrin, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15 (d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

  /s/ Stephen R. Wawrin
_____

Stephen R. Wawrin
Chief Financial Officer
March 10, 2025



I am very impressed with Escalade Sports! I have had nothing but positive experiences with them. I highly recommend their products!
- Harold



Such a generous company! We have been so pleased by their heart and we will use them again in the future! My friend lost her life to cancer and they mailed and installed a basketball goal for her children. We will forever be thankful and in awe of their giving!
-Millie



Escalade Sports has phenomenal costumer service. They are helpful, fast, kind and sent out quality products. I am sure to buy from them again in the future and can highly recommend them!
- Janice



Amazing customer service! Got me what I needed. I had an online chat & also spoke directly to someone & everyone was understanding and very helpful. I am very impressed!
- Nichole

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
817 MAXWELL AVENUE
EVANSVILLE, IN 47711
812.467.1200
ESCALADEINC.COM

COMMON STOCK LISTING
NASDAQ
(SYMBOL: ESCA)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
GRANT THORNTON, LLP

TRANSFER AGENT
BROADRIDGE CORPORATE ISSUE SOLUTIONS, INC.
PO BOX 1342
BRENTWOOD, NY 11717
877.830.4936
BROADRIDGE.COM

INVESTOR RELATIONS
PATRICK GRIFFIN
812.467.1358

*The Company's annual shareholder meeting will be held
at 8:00 am (Central Daylight Savings Time) on
May 6, 2025 at the Corporate offices located at
817 Maxwell Avenue Evansville, IN 47711*



ESCALADE®

I N C.

ESCALADEINC.COM